OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Genlines.com, LLC

W358N4920 Harbor Ct
Oconomowoc, WI 53066

https://www.genlines.com



20000 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 214,000* Membership Units ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 20,000 Membership Units ($10,000)

Company	Genlines.com
Corporate Address	W358N4920 Harbor Ct, Oconomowoc, WI 53066
Description of Business	Genlines is an app to capture, organize, privately share and pass down pictures and videos to future generations.
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$0.50
Minimum Investment Amount (per investor)	250.00

The 10% Bonus for StartEngine Shareholders

Genlines.com will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Membership Units at $0.50/ unit, you will receive 10 bonus units, meaning you'll own 110 units for $50.   Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Genlines is a family photo timeline that gives customers the ability to capture, organize, privately share and pass down video and photo memories to future generations.

Sales & Customer Base

The key to revenue and customer acquisition is the professional photographer. People hiring professional photographers truly value photos as family heirlooms and regularly spend $200-$1000 (1) for a family session and average $2500 (2) for a wedding. We have created a unique photographer platform called PhotoPro. PhotoPro allows photographers to display session photos to their clients while automating the ordering and fulfillment process for them. Digital files are delivered via a Genlines account which we believe is far more meaningful than a thumb drive. The reason photographers will embrace PhotoPro are the business tools we give them. We give them real time sales data as well as progress to financial goals they set for themselves. We keep track of their customers, orders and even market for them.

Competition

In the photographer space, there are two main competitors that charge photographers to use their service to display photos to customers. They allow customers to purchase prints and digital files. The digital files can only be downloaded manually by the customer to their computer. The two main competitors are Zenfolio and Pixieset. This segment is a high growth opportunity with very few serious competitors.

In the Genlines space, there are many photo organizational apps, but very few focus on private sharing and multiple media types.

Competitive Advantage

The biggest competitive advantage we have is the way Genlines and PhotoPro work together. We access the most likely consumer at a trusted source to deliver a meaningful product that protects their investment. As the trusted source, the photographer can earn more money as they can benefit from both digital file and print sales. Furthermore, PhotoPro automates workflow and gives business metrics important for growth.

Liabilities and Litigation

The company has no long-term liabilities, and management knows of no pending or threatened litigation.

(1) https://petapixel.com/2016/02/26/much-photographers-charge-2016/

(2) https://www.weddingwire.com/cost/wedding-photographer

The team

Officers and directors

Eric Swick	Founder, CEO and Manager
Jeremy Vossman	Founder and CTO

Eric Swick
Eric Swick, Founder of Genlines, has spent the last 15 years in medical sales, including selling surgical implants to Neurosurgeons, Orthopedic Spine Surgeons, Interventional Radiologists and Pain Physicians. He has received multiple rewards for his success. He has spent a significant amount of his career developing new markets for new innovative technologies and products and consistently being awarded for his ability to do so, including two-time Rep of the Year (2015 and 2016), President's Club Winner, Highest Growth (3 times in the last 4 years) and First in Total Revenue (2015, 2016). Growing up a world class athlete (member of the US Cadet and Junior National Wrestling Teams), provides the foundation for Eric's drive to win at everything he engages. From 2011 though present, Mr. Swick has worked full-time for SI Bone, a start up medical company, as a territory manager. He has the most productive direct territory worldwide producing nearly $15,000,000 in his tenure. Although part-time, he regularly invests 40 hours per week leading the strategic direction of Genlines since it's founding in May of 2015.

Jeremy Vossman
Jeremy Vossman, Founder & CTO. Mr. Vossman is our Chief Technology Officer, responsible for the development of our app based technology. Mr. Vossman is the founder of Papertree Design, a successful web development and computer consulting company from 2010 - Present. Currently, he is working full-time on Genlines and has been leading development since it's founding in May 2015. Jeremy served with 82nd Airborne Division in Iraq and Afghanistan. His military specialty was also technology focused - tactical satellite communications. He served as Radio Section Chief - In charge of eight soldiers and $1.5M+ in equipment. Additionally, he was a Squad Leader, where he led five soldiers on rapid deployment mission to Afghanistan. He

served as acting rear echelon platoon sergeant during divisions Hurricane Katrina deployment.

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Patents we seek and other intellectual property could be unenforceable or ineffective.** The Company currently does not hold any patents and will seek patent protection for its intellectual property. It is possible that competitors will be able to design around our intellectual property. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents secured are deemed unenforceable, the Company may lose any revenue it receives from sublicenses and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company.
- **Business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and the Company has priced the services at a level that allows the Company to make a profit and still attract business.
- **Genlines is a brand-new compay in a competetive industry.** We will compete with larger, established companies who currently may have products on the market and/or various respective product development programs. They have better financial means and current marketing/sales than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors might render or technology obsolete. It should be further assumed that the competition will intensify.
- **If Genlines raises the maximum sought in this offering, we may need to raise additional funds to deploy to market.** Genlines estimates that it will require additional fund to deploy to market. We believe this should be achievable but if we are unable to do so, it is possible we may need to raise additional money from bank loans, future sales of securities or some combination thereof.
- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in

the future, you may not be able to find a buyer or it may happen at a price that results in you losing money on this investment. Similarly, we do not expect to issue distributions to investors for the forseeable future, even if we are in a position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth.

- **Our new products could fail to achieve the sales traction we expect.** Our growth projections are based on an assumption that we will be able to successfully launch other competitive prodcuts that may be able to gain transaction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If our product offerings fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We may face technological challenges.** We may incur technological challenges that we can not yet anticipate. This could happen at any point in the development cycle and could result in a significant delay to achieving product availability and profitability. Many of our growth assumptions are tied to our ability to deliver a mass consumer product.

- **We are subject to changes in foreign currency exchange rates.** If the U.S. dollar becomes significantly weaker compared to foreign currencies, our ability to utilize foreign source labor will likely cost us more to purchase and adversely impact the economics of our business and your investment. Any international revenues and expenses generally are derived from sales and operations in foreign currencies, and these revenues and expenses could be affected by currency fluctuations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Galt Holdings, LLC, 85.0% ownership, Units of Genlines.com, LLC
- Eric Swick, 100.0% ownership, Units of Galt Holdings, LLC

Classes of securities

- Membership Units: 5,000,000

  All capitalized terms not otherwise defined herein have the meaning ascribed to them in the Operating Agreement.

  ### Voting Rights

  Each Member shall be entitled to one vote for each Unit owned by that Member.

  ### Distribution Rights

<u>Cash from Operations</u>.

Cash from Operations for each taxable year shall be distributed to the Unit Holders pro rata, according totheir Percentage Interests, at such time or times as are determined by the Manager, in its sole discretion.

<u>Capital Proceeds</u>

Capital Proceeds shall be distributed and applied by the Company in the following order and priority:

(a) To the payment of all expenses incurred by the Company in connection with the Capital Transaction from which the Capital Proceeds were derived; then

(b) To the payment of debts and liabilities of the Company then due and outstanding (including all debts due to any Unit Holder); then

(c) To the establishment of any reserves that the Manager, in its sole discretion, deems necessary for liabilities or obligations of the Company; then

(d) The balance, if any, to the Unit Holders, pro rata, in accordance with their Percentage Interests.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, Unit Holders are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Units are subject to and may be adversely affected by, the rights of the holders of Units of any additional classes of preferred Units that we may designate in the future.

Right of First Refusal before Voluntary Transfers.
Members' Right of First Refusal.

If any Unit Holder wishes to Transfer all, or any portion of, its Units to any Transferee, and such Unit Holder is not required to make such Transfer due to an Involuntary Transfer Event, then such Unit Holder must first give a Proposed Transfer Notice to all Members (other than the proposed Transferor) and to the Company. During the period of thirty (30) calendar days after the date on which the Company and each Member has received that notice (the **"Proposed Transfer Notice Date"**), each Member shall have the right to give an Exercise Notice as to all, but not less than all, of the Vested Units referred to in the Proposed Transfer Notice (collectively, the "**Vested Transfer Units**"). If only one Member gives an Exercise Notice pursuant to this Section 9.4.1 of the Operating Agreement, such Member shall purchase all of the Vested Transfer Units. If more than one Member gives an Exercise Notice pursuant to this Section 9.4.1 of the Operating Agreement, then each such Member shall purchase that number of Vested Transfer Units that is computed by multiplying the total number of Vested Transfer Units by a fraction, the numerator of which shall be the number of Units owned by such Member (without counting the Vested Transfer Units) and the denominator of which shall be the total number of Units owned by all Members who give an Exercise Notice (without counting the Vested Transfer Units).

Company Right of First Refusal.

If no Exercise Notice is given pursuant to Section 9.4.1 of the Operating Agreement, then the Company shall have the right: (a) to give an Exercise Notice as to all, but not less than all, of the Vested Transfer Units; (b) to give an Exercise Notice as to all, but not less than all, of the Units identified in the Proposed Transfer Notice that are Unvested Units (collectively, the "**Unvested Transfer Units**"); or (c) to give an Exercise Notice as to all, but not less than all, of the Units to be Transferred, including all Unvested Units and all Vested Units (collectively, the "**Transfer Units**"). If an Exercise Notice is given pursuant to Section 9.4.1 of the Operating Agreement. then the Company shall only have the right to give an Exercise Notice as to all, but not less than all, of the Unvested Transfer Units. The notice described in the preceding two sentences may be given at any time during the period beginning on the thirty-first (31st) day after the Proposed Transfer Notice Date and ending on the sixtieth (60th) day after the Proposed Transfer Notice Date; provided, however, that if there are no Members, other than the Transferor, the Company shall have a right to give its Exercise Notice during the period of time beginning on the Proposed Transfer Notice Date and ending on the thirtieth (30th) day after such date.

Drag-Along Rights.

Notice to, and Obligations of, Drag-Along Unit Holders.

If the Members determine by a Majority Vote of all Members to sell all of the outstanding Units of the Company to a third party (the "**Sale Proposal**"), then the Manager shall deliver a notice (a "**Drag-Along Notice**") with respect to such Sale Proposal to each Member who voted against the sale proposal and to each Unit Holder who is not a Member (each such Member or Unit Holder, a "**Drag-Along Person**") at least forty-five (45) days prior to the proposed date for the consummation of such transaction, which notice shall contain all of the terms of the Sale Proposal, including, without limitation, the purchase price, the identity and address of the Transferee(s), and the date on which such sale is expected to be consummated. Subject to the provisions of this Section 9.7 of the Operating

Agreement, each Drag-Along Person, upon receipt of a Drag-Along Notice, shall be obligated, which obligation shall be enforceable by the Company: (a) to sell such Drag-Along Person's Units and to participate in the transaction (the "**Control Transfer**") contemplated by the Sale Proposal; (b) if the Drag-Along Person is a Member with a right to vote on the Control Transfer, to vote such Drag-Along Person's Units in favor of such Control Transfer at any meeting of Members called to vote on, or approve, such Control Transfer; and (c) otherwise to take all necessary action to cause the Company to consummate such Control Transfer. Any such Drag-Along Notice may be rescinded, prior to the closing of the proposed sale, by a Majority Vote of all Members and the delivery of written notice of such rescission to all Drag-Along Persons.

Limitations on Obligations of Drag-Along Unit Holders.

Any Transfer by a holder of Units pursuant to this Section 9.7 of the Operating Agreement will be at the same price and on the same terms and conditions for all Unit Holders. In any Transfer by a holder of Units pursuant to this Section 9.7 of the Operating Agreement: (a) the indemnification obligations of each Drag-Along Person shall be several, and not joint, and shall not exceed the amount of the consideration received by such Drag-Along Person in such Transfer, (b) no Drag-Along Person shall be required to agree: (i) to make any representations, warranties, or covenants in connection with such Transfer except with respect to such Drag-Along Person and the Units owned by such Drag-Along Person; or (ii) to indemnify any Person or make any payment in connection with a purchase price adjustment relative to any representations, warranties, or covenants of, or pertaining to, the Company, except on a pro rata basis in proportion to the consideration received by each such Drag-Along Person in such Transfer.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

PLEASE SEE THE OPERATING AGREEMENT ATTACHED AS EXHIBIT F TO THE OFFERING DOCUMENT FOR A COMPLETE SET OF RIGHTS, PREFERENCES, PRIVILEGES, AND RESTRICTIONS.

What it means to be a Minority Holder

As a minority Unit Holder, you will have limited ability, if all, to influence our policies or any other LLC matter, including the election of managers, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the

Company, could be diluted due to the Company issuing additional Units. In other words, when the Company issues more Units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of Units outstanding could result from a units offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising Units options, or by conversion of certain instruments (e.g., convertible notes, preferred units or warrants) into Units.

If we decide to issue more Units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit (although this typically occurs only if we offer distributions, and most early stage companies are unlikely to offer distributions, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more Units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Units to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until 7/2018.

Revenue Forecast

	2018	2019	2020	2021	2022
Revenue					
Photographer customer subscriptions	$30,938	$472,623	$3,438,067	$7,137,754	$11,417,296
Print Sales- Photographer Based	$64,860	$635,040	$1,954,080	$4,259,520	$7,603,200
Organic Subscription Revenue	$0	$81,249	$393,750	$925,000	$1,606,250
Print sales - NON- Photographer	$5,467	$28,740	$77,808	$142,000	$221,562
Total Revenue	$101,265	$1,217,652	$5,863,705	$12,464,274	$20,848,308
Direct Cost					
Advertising	$24,996	$75,000	$99,996	$125,000	$150,000
Marketing	$25,200	$50,400	$99,996	$125,000	$150,000
Office expenses	$12,000	$12,000	$12,000	$12,000	$12,000
Infrastructure	$9,600	$9,600	$32,400	$70,000	$100,000
Direct Labor	$102,014	$300,315	$1,063,705	$1,508,522	$1,809,706
Total direct costs	$173,810	$447,315	$1,308,097	$1,840,522	$2,221,706
Gross margin	($72,546)	$770,339	$4,555,607	$10,623,752	$18,626,602
Gross margin %	(72%)	63%	78%	85%	89%

Financial Milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts 2018, 2019 and 2020 revenue of $100,000.00, $1,2170,000.00 and $5,863,000.00, respectively, and believes the company will generate positive net income beginning in 2019. We anticipate direct costs to be $173,000, $447,000 and $1,308,000 for 2018, 2019 and 2020 respectively. These costs will cover marketing, advertising, direct labor and other operational expenses.

<u>**The basis behind these projections:**</u>

These numbers are based on acquiring the above number of end users through photographers. We believe each photographer customer will bring 60 new clients per year through PhotoPro and onto the Genlines mobile app. Between subscriptions and print revenue, our average photographer should produce $9000 per year for our business. By year end 2018, our goal is to have 30 photographers using PhotoPro and growing years 2,3,4 and 5 to 130, 740, 1085 and 1585 photographer users respectively. In order to accomplish large growth in year 3,4,5 sales representatives will be hired.

<u>**Proposed Future Financing**</u>

We do not plan on future financing. However, if current fundraising effort do not produce enough capital, we may continue to attempt to raise the original amount specified. We may find strategic partners that can help scale and potentially acquire our company.

<u>**Challanges**</u>

If crowdfunding goals are not met, it will result in less ability to hire dedicated staff. If we miss our projected photographer acquisition targets, it will hinder our ability to reach our financial milestones and revenue goals.

Liquidity and Capital Resources

<u>**Liquidity**</u>
The proceeds from the offering will significantly affect our company's liquidity. If minimum goals are met, the company will make adjustments to the development schedule and hiring that may delay or hinder our ability to grow. In the case, where sales goals are not met and only the minimum raise has been achieved, the company will be able to operate into early 2019 with founder contribution or loan. In the case our maximum raises been met, development will speed up and we will look to hire

direct sales representation in order to achieve sales goals. In the case of maximum raise, we expect operating into profitability late 2019.

<u>Capital Resources</u>

Other available sources of capital to the business may include lines of credit, contributions by unit holders, other capital-raising plans, access to financing from other sources such as bank, etc.

Indebtedness

The company has no debt apart from $3036 in accounts payable.

Recent offerings of securities

None

Valuation

$2,500,000.00

The price of the units merely reflects the opinion of the Company as to what would be fair market value and incorporates consideration as to the size of this market opportunity. A reasonable basis for valuation includes cost to reproduce, comparable companies at similar stages, based on company's opinion of valuation of IT, historical revenue, or industry multiple. In early 2017, we conducted an analysis of six companies based on the criteria previously listed to determine valuation.

USE OF PROCEEDS

	Min Offering Amount Sold	Max Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses	$500.00	$2400.00
StartEngine Fees (8% total fee)	$800.00	$8560.00
Net Proceeds	$8700.00	$96,040.00
Use of Net Proceeds:		
Development	$5000.00	$50,000.00

Marketing	$3700.00	$25,000.00
Working Capital	$0	$21,040.00
Total Use of Net Proceeds	$8,700	$96,040

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 in this offering through Regulation Crowdfunding. If we manage to raise our maximum funding goal of $107,00, we believe the amount will last us 17 months and plan to use the net proceeds of approximately $96,040 over the course of that time as per the Financial Plan in results of Operation above.

Development:

Continued cost of development includes improvements to Genlines mobile app on both the iOS and Android platforms as well as the PhotoPro and Genlines web applications.

Marketing:

Marketing expenses include but are not limited to; Adword campaigns, internet/social media advertising, photography class advertising and other targeted advertising to reach our target market.

Working Capital:

Will include normal operating expenses such as amazon storage, business service subscriptions and such things as payroll, sales commissions, employee benefits and pension contributions, transportation and travel, amortization and depreciation, rent, repairs, and taxes.

Irregular Use of Proceeds

The Company does not anticipate any Irregular Use of Proceeds apart from salary payments in excess of $10,000.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://getphotopro.com/faq/investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Genlines.com, LLC

[See attached]

I, Eric Swick, the CEO and Founder of Genlines.com, LLC, hereby certify that the financial statements of Genelines.com, LLC and notes thereto for the periods ending December 31, 2016 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were net income of -$32, 872; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 23rd day of May, 2018.

[signature] (Signature)

CEO (Title)

5/24/18 (Date)

GENLINES.COM, LLC
BALANCE SHEET
(unaudited)

	As of Dec. 31, 2016		As of Dec. 31, 2017	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	6,000	$	6,089
Accounts Receivable		0		0
Inventory		0		0
Other current assets		0		0
Total Current Assets		6,000		6,089
TOTAL ASSETS	$	6,000	$	6,089
LIABILITIES AND MEMBER'S EQUITY				
CURRENT LIABILITIES:				
Accounts Payable	$	677	$	3,036
Accrued expenses and other current liabilities		0		0
Total Current Liabilities		677		3,036
LONG-TERM LIABILITIES		0		0
TOTAL LIABILITIES		677		3,036
MEMBER'S EQUITY		5,323		3,053
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,000	$	6,089

See accompanying notes.

GENLINES.COM, LLC
STATEMENT OF OPERATIONS
(unaudited)

	Year Ended December 31,	
	2016	**2017**
REVENUES	$ 0	$ 262
COSTS AND EXPENSES:		
Cost of revenues	0	0
Research and development	0	0
Sales and marketing	189	8,743
General and administrative	17,840	24,391
Total Costs and Expenses	18,029	33,134
OPERATING INCOME (LOSS)	(18,029)	(32,872)
INTEREST EXPENSE	0	0
NET INCOME	$ (18,029)	$ (32,872)

See accompanying notes.

GENLINES.COM, LLC
STATEMENTS OF MEMBER'S EQUITY
(unaudited)

	Year Ended December 31,	
	2016	2017
MEMBER'S EQUITY - BEGINNING	$ 23,352	$ 5,323
Net Income	(18,029)	(32,872)
Member's Capital Contributions	-	30,602
Member's Withdrawals	-	-
MEMBER'S EQUITY - ENDING	$ 5,323	$ 3,053

See accompanying notes.

GENLINES.COM, LLC
STATEMENT OF CASH FLOW
(unaudited)

	Year Ended December 31,	
	2016	**2017**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (18,029)	$ (32,872)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	0	0
Decrease (Increase) in Operating Assets:		
Accounts Receivable	0	0
Inventory	0	0
Other current assets	0	0
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	677	2,359
Accrued expenses and other current liabilities	0	0
Total Adjustments	677	2,359
Net Cash Flows From Operating Activities	(17,352)	(30,513)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	0	0
Net Cash Flows From Investing Activities	0	0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member capital contributions	23,352	30,602
Member withdrawals	0	0
Net Cash Flows From Financing Activities	23,352	30,602
NET INCREASE (DECREASE) IN CASH	6,000	89
CASH - BEGINNING	0	6,000
CASH - ENDING	$ 6,000	$ 6,089
Non cash investing and financing activities:		
Subscription receivable	$ 176	$ 0

See accompanying notes.

NOTE 1 – NATURE OF OPERATIONS

Genlines.com, LLC was formed on May 8, 2015 ("Inception") in the State of Wisconsin. The financial statements of Genlines.com, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oconomowoc, Wisconsin.

Genlines.com, LLC is a family photo timeline that gives customers the ability to capture, organize, privately share and pass down video and photo memories to future generations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from prints purchased through the PhotoPro web application and subscriptions to the Genlines mobile application. Commissions are paid to a professional photographer

when any print is purchased that was taken by said professional photographer on the platform in perpetuity. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has $3,036 in accounts payable.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
- Genlines.com, LLC has no Short-term or long-term contractual obligations with the suppliers for future purchases
- Genlines.com, LLC has no Capital expenditure commitment contracted but not yet incurred
- Genlines.com, LLC has no Non-cancelable operating leases,
- Genlines.com, LLC has no long-term leases (>1 year) of property, land, facilities or equipment,
- Genlines.com, LLC has no Unused letters of credit or obligations to reduce debt

NOTE 5 – MEMBERS' EQUITY

LLC Units

We have authorized the issuance of 6,250,000 of our Membership units with par value of $0. As of 5/24/18 the company has currently been issued 5,000,000 Membership units.

Authorization of Additional Unites for Unit Holders, Investors, Employees. And or Consultants

From time to time, in the future, the Company may wish to grant additional Units to current or future Unit holders, investors, employees, and/or consultants of the Company. Upon the request of the Manager, the Company is hereby authorized to issue additional Units to current or future Unit holders, investors, employees, and/or consultants of the Company in such number, and on such terms and conditions, as may be acceptable to the Manager, in the Manager's sole discretion.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through May 23, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

















Genlines.com is pending **StartEngine Approval.**

▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

Genlines.com

Genlines.com

Privately Share and Pass Down Memories

Small OPO · Oconomowoc, WI · Software & Services · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Tired of social media's ugly discourse and lack of privacy?

Invest in Genlines

I grew tired of social media. So, I analyzed why people used it. As it turned out, most people used it for the reasons I did. People want to see what it going on in the lives of loved ones. They simply **"Deal with"** all the other **"Stuff"** that goes along with **social media platforms**. You lose your privacy. The discourse on subjects that used to remain private has literally **ruined relationships**.

I also found people wanted certain features that have not been properly addressed in social platforms. How can I easily pass digital pictures down to my children? Cloud services don't just hand out passwords, computers break and thumb drives are lost. Do you really want Facebook to be the record of your life for future generations.

Help Genlines give people a social style place to privately share pictures, videos and memories with loved ones for generations.

We have built the Genlines mobile app in both iOS and Android and we are just launching our PhotoPro application. PhotoPro is a unique tool photographers use to proof and sell digital files and prints. This will allow us to capture revenue and users through a business to business call point.

We ask for your investment to help us drive revenue and reach customers faster! Get in on early on the movement to ditch traditional social media platforms.

Eric Swick - Founder

Genlines

The Offering

Investment

$.50 share | When you invest you are betting the company's future value will exceed $2,500,000.

Development Stage:

Genlines is a pre-revenue stage company with completed products. Currently in the beta testing phase, revenue is expected by late June, 2018.

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

Genlines, we're keeping your family's memories for generations.

What We Have Accomplished

The heavy lifting has been done. Over 7000 development hours have been invested and we are proud to be launching together our Genlines and PhotoPro applications. Our mobile application Genlines has gone through extensive testing and now will give consumers an alternative to social media to view what is happening in the lives of close friends and loved ones.

Targeting our most likely customer is done through our professional photographer platform PhotoPro. PhotoPro will create a Genlines account for each client of a professional photographer who wants to ensure the investment they have made in family photographs will live for generations.

Our Products

Give loved ones private viewing access
Commemorate a loved one who has passed
Digitize that old box of pictures, pass them down to future generations
Social sharing is optional

PhotoPro is the main customer on boarding arm and is the revenue driver. We give photographers tools to achieve business goals and help automate their business processes.

- **Income Goals -** Customers can set income goals and we display their progress toward their goals.

Timeline
Family Photos

- **Sales Metrics -** You can't grow your business if your not keeping track of how many customers you need to grow. We provide all the relevant sales metics because they don't have time.
- **Calendar Integration -** Adding a customer is easy and it keeps your schedule on track.
- **Reminders -** Forget to upload a session? We have you covered. Customer forgets to finish an order? No problem. We take care of making sure no-one forgets.
- **Order Status -** Know where each customer is in the process at all times.
- **Customer History -** Like repeat customers? We keep their info and order history in one place for your marketing purposes.





It just makes sense that people spending hundreds on family pictures and several thousand dollars on a wedding want to pass the pictures down to future generations. Here are some more benefits:

- **Add your own -** Customers can add their own photos and videos to the timeline. Why should professional pictures be kept in a different repository than pictures you've taken.
- **Privately share -** Connect with close friends and loved ones. Then you get a notification as new photos and videos are posted. Eliminate showing them to the whole world or having to text them to multiple people.
- **Don't be separated by your devices -** Each member of your family takes pictures that are stored in a separate place. Genlines keeps them all in a single place that each member can view. You'll be surprised how many great pictures other family members have.
- **Not just anyone -** Only people that know your email or phone number can connect with you. This eliminates most unwanted and awkward invites.
- **You can't see me -** There is no way for anyone to view the people you are connected to or vise versa. That means nobody can "just browse" through you timeline like traditional social media.
- **Pass it on -** Genlines works as life does. Add new members. Capture memories as they grow until they divest to their own line as an adult. All their memories come with them. They add their own family... and it all repeats. Future generations can look back at past generations.

How Our Products Are Different From the Rest

We believe PhotoPro and Genlines have significant competitive advantages. PhotoPro gives photographers the ability to set their own print and digital file pricing while earning revenue on both digital files and prints. Unlike other competitors, PhotoPro allows for unlimited client galleries, ability to set and track sales and income goals, and a direct purchase pathway for an expanded audience. Commission is paid on any image a photographer has taken by anyone in perpetuity.



Photographers also benefit of increased exposure on the mobile app as well as marketing efforts encouraging customers to purchase printed products. The Genlines mobile app gives customers the mobile, on demand, sharable picture viewing experience they are used to. Lastly, Genlines facilitates a single repository for family pictures that can be passed down to future generations.






Photographer Integration

We believe Photographers use PhotoPro because we give them the tools to be successful and automate their business for free. Delivering digital files in a Genlines account is a meaningful differentiator for photographers to their customers. We generate revenue and gain Genlines customers.

Replace Social Media

Many people are looking to ditch social media due to the lack of privacy and ugly discourse. We give people what they want. Genlines gives you a private way to share and view what's going in loved ones lives without the non-sense of traditional social media.

Single Repository

You and your family have digital photos on each of your devices and prints. Keep them all in a single place and have access from any mobile device. Never worry about losing them.

Future Generations

What's your plan to pass down all of the great family videos, photos and memories to each of your children? Genlines has you covered. Children start in a family account, divest when they are of age and retain all of their digital content. Then, add their own family and repeat. Families can now easily view past generations.

Our Market and Industry



Our call point is the professional photographer. We believe each photographer can contribute 5 new customers per month to the Genlines platform.

There are roughly 150,000**(1)** professional photographers in the US alone. They photograph nearly 2,000,000 **(2)** weddings and a significant portion of the 4,000,000 **(3)** newborns each year. Additionally, 75,000,000 **(4)** children under the age of 18 regularly get school related and sports team photos.

With roughly 150,000 professional photographers in the US alone **(1).** The field is growing because the barriers to entry for new photographers to enter the market are very low. We like this call point for several reasons. Based on my research, Professional photographers aren't bombarded by people wanting them to buy products. So, they are not dismissive to sales calls.

Many times, a photography business is a single person business and their decision making process does not require numerous approvals. These factors are what we believe, make photographers an excellent business to business call point. Based on our research, the average photographer would bring in $5000-$10,000 per year to Genlines. This equates to 5 customers per month.



Above: Sales estimates for the Genlines and PhotoPro platforms.

(1) https://www.bls.gov/ooh/media-and-communication/photographers.htm
(2) https://en.wikipedia.org/wiki/Wedding_industry_in_the_United_States
(3) https://www.cdc.gov/nchs/fastats/births.htm
(4) https://nces.ed.gov/fastfacts/display.asp?id=372

Invest in Genlines Today!

We believe there is a strong public appetite for a platform that delivers exactly what so many people joined social media sites for







in the first place. People want to see what is going on in the lives of close friends and loved ones. Offering this without the rhetoric, barrage of advertising and loss of privacy will give the millions of people frustrated with social media a product to embrace.

Join us in giving people a great way to pass down memories to future generations and return to a more civil discourse. Invest in Genlines today!

Founding of Genlines.com

Fueled by a growing distaste for people's behavior and the lack of privacy on traditional social media. Genlines.com began working on the solution.

05 2015

02 2017

We have a first build

We've come a long way. From idea to app store and beta testing.

Beginning PhotoPro

We've got a good grip on mobile app platforms. Time to get working on the Photographer interface. This is the primary customer on boarding tool and the primary revenue generator

03 2017

04 2018

We finished!

Beta testing begins on PhotoPro! Excited to get such great feedback!

Full Launch!

Now photographers use PhotoPro to proof and fulfill customer print orders while their digital files are given to them in Genlines.com account. Genlines.com can even pass down pictures to your kids!

05 2018

06 2018

Launched on StartEngine

Now YOU can own a part of our company!

Sales Growth (Anticipated)

Funding helps us hire salespeople to increase sales and target customer growth with high performance goals!

09 2018

In the Press

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Meet Our Team

Eric Swick

Founder, CEO and Manager

Eric Swick, Founder of Genlines, has spent the last 15 years in medical sales, including selling surgical implants to Neurosurgeons, Orthopedic Spine Surgeons, Interventional Radiologists and Pain Physicians. He has received multiple rewards for his success. He has spent a significant amount of his career developing new markets for new innovative technologies and products and consistently being awarded for his ability to do so, including two-time Rep of the Year (2015 and 2016), President's Club Winner, Highest Growth (3 times in the last 4 years) and First in Total Revenue (2015, 2016). Growing up a world class athlete (member of the US Cadet and Junior National Wrestling Teams), provides the foundation for Eric's drive to win at everything he engages. From 2011 though present, Mr. Swick has worked full-time for SI Bone, a start up medical company, as a territory manager. He has the most productive direct territory worldwide producing nearly $15,000,000 in his tenure. Although part-time, he regularly invests 40 hours per week leading the strategic direction of Genlines since it's founding in May of 2015.

Jeremy Vossman

Founder and CTO

Jeremy Vossman, Founder & CTO. Mr. Vossman is our Chief Technology Officer, responsible for the development of our app based technology. Mr. Vossman is the founder of Papertree Design, a successful web development and computer consulting company from 2010 - Present. Currently, he is working full-time on Genlines and has been leading development since it's founding in May 2015. Jeremy served with 82nd Airborne Division in Iraq and Afghanistan. His military specialty was also technology focused - tactical satellite communications. He served as Radio Section Chief - In charge of eight soldiers and $1.5M+ in equipment. Additionally, he was a Squad Leader, where he led five soldiers on rapid deployment mission to Afghanistan. He served as acting rear echelon platoon sergeant during divisions Hurricane Katrina deployment.

Offering Summary

Maximum 214,000* Membership Units ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 20,000 Membership Units ($10,000)

Company	Genlines.com
Corporate Address	W358N4920 Harbor Ct, Oconomowoc, WI 53066
Description of Business	Genlines is an app to capture, organize, privately share and pass down pictures and videos to future generations.
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$0.50
Minimum Investment Amount (per investor)	250.00

<u>The 10% Bonus for StartEngine Shareholders</u>

Genlines.com will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Membership Units at $0.50/ unit, you will receive 10 bonus units, meaning you'll own 110 units for $50. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company does not anticipate any Irregular Use of Proceeds apart from salary payments in excess of $10,000

The Company does not anticipate any irregular Use of Proceeds apart from salary payments in excess of $10,000.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Genlines.com to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

77% of Americans own smartphones. This means that each smartphone owner has a camera with them nearly everywhere they go. As you would expect, people are taking drastically more pictures than they were 20 years ago. This move toward digital photos from prints has created both opportunities and challenges.

Traditionally, families made albums and they were physically passed down to future generations. Sharing photos with others meant you sat down with others and reminisced while viewing the albums. Today, we are instantly able to share pictures on social media. We keep pictures on our desktop, phone or in the cloud. And of course, we still have some of those prints.

While the ease of taking and sharing pictures is great, the current state of technology has created challenges:

- Social media sharing platforms such as facebook are not private. Many people go on these platforms only to see pictures of friends and loved one's families only to be bombarded with divisive rhetoric, spam and personal data collection.

- Cloud based storage options like dropbox or google are the equivalent of putting your digital files in a shoebox. Likely, nobody will have access or even know about these accounts when you are gone.

- People have photos and videos scattered in many different places. Some are in digital format while others are printed.

- No service we have found directly addresses passing digital content down to future generations.

Genlines is a app that is completely private but has the social media feel people are used to using.

- There is no politics, divisive rhetoric, selling of user data or advertising
- Genlines has a great user interface and functions as the single repository for all your family's pictures and videos.
- Your pictures and videos are always safely stored and accessible by each family member on any mobile device.
- Printed pictures can be digitized right in app
- Most importantly, we have an intuitive and easy way that children's digital content is passed on while allowing future generations to look back at past generations.

So, how do we make money? We make money through subscriptions and selling prints. We believe our marketing strategy is what sets us apart.

Our most likely paying customer is someone who cares enough about family pictures to hire a professional photographer. So, we created a service specifically for professional photographers. Our service called PhotoPro. PhotoPro makes our call point business to business which is more cost effective and allows us to scale easier than marketing directly to consumers.

PhotoPro is packed with tools and business automation for a photographer's business. Their customers view, select and purchase prints from their session or wedding through our system. At checkout, their digital files are delivered in a Genlines account.

We believe Genlines is the best way to organize, privately share and pass on family memories to future generations. Invest with us today and help give everyone an alternative to traditional social media.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT

OF

GENLINES.COM, LLC

AMENDED AND RESTATED: JUNE 1, 2018

THE UNITS DESCRIBED IN THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAW, INCLUDING, BUT NOT LIMITED TO, ANY STATE SECURITIES LAW; ARE RESTRICTED SECURITIES WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT OF 1933; AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF, AT ANY TIME, WITHOUT EFFECTIVE REGISTRATION UNDER THE AFORESAID SECURITIES LAWS, OR EXEMPTION THEREFROM, AND COMPLIANCE WITH ALL RESTRICTIONS ON TRANSFERABILITY SET FORTH IN THIS OPERATING AGREEMENT.

TABLE OF CONTENTS

<h1 align="center">OPERATING AGREEMENT
OF
GENLINES.COM, LLC</h1>

THIS OPERATING AGREEMENT (as amended, from time to time, the "**Agreement**") is made by and between Genlines.com, LLC, a Wisconsin limited liability company (the "**Company**"), Galt Holdings LLC, a Wisconsin limited liability company ("**Galt**") and Jeremy Vossman ("**Vossman**," and, collectively, with Galt, the "**Cofounders**").

<h2 align="center">R E C I T A L S :</h2>

A.   The Cofounders organized the Company pursuant to Chapter 183 of the Wisconsin Statutes (as amended, from time to time, the "**Act**") as a manager-managed limited liability company by causing Articles of Organization in the form of <u>Exhibit A</u> attached hereto (the "**Articles**") to be filed with the Department of Financial Institutions of the State of Wisconsin (the "WDFI") on May 8, 2015 (the "**Filing Date**").

B.   The parties are entering into this Agreement to set forth the manner in which the Company will be operated and the parties acknowledge that this Agreement will serve as the "operating agreement" of the Company, as that term is defined in the Act, unless and until this Agreement is terminated, rescinded or modified as permitted hereby.

C.   All capitalized terms used in this Agreement without definition shall have the meanings assigned to those terms in <u>Exhibit B</u> attached hereto.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending legally to be bound hereby, agree as follows:

<h2 align="center">ARTICLE I - GENERAL PROVISIONS.</h2>

1.1   Organization.

The Company was formed on the Filing Date, pursuant to the Act, when the Articles were filed with the WDFI.

1.2   Name.

The name of the Company is "Genlines.com, LLC."

1.3   Purpose.

The purpose of the Company shall be: (a) to create and sell a web-based service that will give the Company's customers a way to capture, format, organize and share life events with current and future generations; and (b) to engage in any other business or activity that is authorized or allowed under the Act.

1.4 Powers.

The Company shall possess, and may exercise, all powers and privileges not prohibited by the Articles, this Agreement, the Act, or any other applicable laws.

1.5 Term.

The term of the Company began on the Filing Date and shall continue until the Company's existence is dissolved pursuant to Article X of this Agreement.

1.6 Registered Office and Registered Agent.

The registered agent of the Company is Galt Holdings LLC, and the street address of the Company's registered office is 300 Wisconsin Avenue, Suite 200, Waukesha, Wisconsin 53186. The registered agent of the Company and its registered office may be changed, from time to time, by the Manager, in the Manager's sole discretion.

1.7 Principal Place of Business.

The Company's principal place of business is located at W358 N4920 Harbor Court, Oconomowoc, Wisconsin 53066. The Company's principal place of business may be changed, from time to time, by the Manager, in the Manager's sole discretion.

1.8 Foreign Qualification.

Before the Company begins to do business in any jurisdiction, other than the State of Wisconsin, the Manager shall cause the Company to qualify to do business as a foreign limited liability company in such jurisdiction, and, if the Company permanently ceases to do business in any jurisdiction, other than Wisconsin, the Manager shall cause the Company to terminate its qualification to do business in such jurisdiction. Each Member shall execute, acknowledge, swear to and deliver all certificates and other instruments that may be necessary or appropriate to effect such qualification and/or termination, as applicable.

1.9 Intent.

The Unit Holders intend that the Company shall always be operated in a manner consistent with its treatment as a partnership for federal and state income tax purposes but that the Company shall not be operated, or treated, as a partnership, for any other purpose, including, but not limited to, Section 303 of the Bankruptcy Code. The Unit Holders agree that they shall not take any action inconsistent with the intent of the Unit Holders, as set forth in this Section 1.9; provided, however, that nothing in this Section 1.9 shall prevent the Company, or any Unit Holder, from taking any action that will cause the Company to have only one Unit Holder, including, but not limited to, making any Transfer permitted hereunder.

1.10 Organizational Costs.

The Company shall pay all fees, expenses and costs incurred in establishing and forming the Company, including, without limitation, all filing fees, legal fees and accounting fees. In the event that the Manager pays any such fees, expenses and costs on behalf of the Company, the Manager shall have a right to be reimbursed by the Company for such fees, expenses and costs in the manner provided in Section 5.9 hereof.

ARTICLE II - UNITS.

2.1   Ownership Represented by Units.

The ownership of the Company shall be divided into, and represented by, Units. Immediately upon the issuance of Units to any Person by the Company, that Person shall become a Member of the Company and shall be subject to all of the terms and provisions of this Agreement.

2.2   Authorization of Initial Units.

The Company is hereby authorized to issue 6,250,000 Units.

2.3   Authorization of Additional Units for Unit Holders, Investors, Employees and/or Consultants.

From time to time, in the future, the Company may wish to grant additional Units to current or future Unit Holders, investors, employees and/or consultants of the Company. Upon the request of the Manager, the Company is hereby authorized to issue additional Units to current or future Unit Holders, investors, employees and/or consultants of the Company in such number, and on such terms and conditions, as may be acceptable to the Manager, in the Manager's sole discretion.

ARTICLE III - CAPITAL.

3.1   Capital Contributions.

3.1.1 Initial Capital Contributions and Issuance of Initial Units.

(a)   Galt's Units.

4,250,000 Units issued to Galt in return for an initial Capital Contribution of $1000.00 paid, in cash, by Galt to the Company.

(b)   Vossman's Units.

750,000 Units issued to Vossman. In exchange for $176 cash contribution.

3.1.2 Summary of Capital Contributions, Units and Percentage Interests.

Attached hereto as <u>Exhibit C</u> is a summary of the Capital Contributions, Units and Percentage Interests of each of the Unit Holders. The Manager shall update <u>Exhibit</u> C each time any Units are issued to any Unit Holder, investor, employee and/or consultant and at such other times as may be necessary, in Manager's sole discretion, to reflect any changes in the

9

identity of the Unit Holders and/or the amount of their respective Capital Contributions, Units, and Percentage Interests.

3.2   Additional Capital.

No Unit Holder shall be required to contribute any additional capital to the Company, but any Member, if authorized by the Manager, may elect to contribute additional capital to the Company, in which case such contribution of capital shall be credited to the contributing Member's Capital Account and additional Units may, or may not, be issued to such Member in return for such Capital Contribution, at the sole option of the Manager.

3.3   Return of Capital Contributions; No Interest on Capital Contributions or Capital Accounts.

No Unit Holder is entitled to receive a return of all, or any part, of the Unit Holder's Capital Contribution, to receive any Distribution, or to receive a repayment of any balance in the Unit Holder's Capital Account, except as expressly provided in this Agreement. No Unit Holder shall have the right to demand that Distributions be in kind. In the event that the Company returns all, or any part of, a Unit Holder's Capital Contribution, the Company may, at the Manager's sole option, distribute cash, notes, property, or a combination of these, to the Unit Holder as a return of the Unit Holder's Capital Contribution. Except as otherwise expressly provided herein, no Unit Holder will be paid interest on any Capital Contribution or on that Unit Holder's Capital Account.

3.4   Capital Accounts.

3.4.1 Maintenance of Capital Accounts for Each Unit Holder.

A separate Capital Account shall be maintained for each Unit Holder in accordance with the following provisions.

(a)   Increases.

Each Unit Holder's Capital Account shall be increased by: (i) that Unit Holder's Capital Contributions (net of liabilities secured by property that the Company is considered to assume, or take subject to, pursuant to Section 752 of the Code); (ii) the amount of any Company liabilities assumed by the Unit Holder; and (iii) allocations to the Unit Holder of Profits.

(b)   Decreases.

Each Unit Holder's Capital Account shall be decreased by: (i) the amount of money and the Fair Market Value of property distributed to the Unit Holder by the Company (net of liabilities secured by such property that the Unit Holder is considered to assume, or take subject to, pursuant to Section 752 of the Code); and (ii) allocations to the Unit Holder of Losses.

(c)   Increases or Decreases.

Each Unit Holder's Capital Account shall be increased, or decreased, as appropriate, by special allocations of income, gain, loss, or deduction as provided in Sections 4.4 through

4.10 hereof, and any other allocation or adjustment as provided under Regulation Section 1.704-1(b).

3.4.2 Intent to Comply With Regulations.

It is the intention of the Company and the Unit Holders that the Capital Accounts of all Unit Holders be maintained in compliance with the provisions of Regulation Section 1.704-1(b). All provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

3.4.3 Capital Account Transfers.

In the event of a Transfer of a Unit in a manner permitted by this Agreement, the Transferee shall succeed to the Capital Account of the Transferor, to the extent the Capital Account is attributable to the Transferred Unit; provided, however, that in the case of a Transfer that is a pledge of a Unit or the grant of a security interest, lien or other encumbrance against a Unit, the Transferee shall only succeed to the Capital Account of the Transferor when the Transferee actually becomes the owner of such Unit, not just the pledgee, lienholder or holder of similar rights with respect to such Unit.

3.5   Loans; Guaranties.

No Unit Holder is obligated to make any loan to the Company, and no Unit Holder is obligated to guarantee any of the Company's obligations, but the Company may borrow funds from any Unit Holder on such terms as the Manager may authorize, in its sole discretion.

ARTICLE IV - PROFITS AND LOSSES; DISTRIBUTIONS.

4.1   Profits and Losses.

4.1.1 Profits.

Profits shall be allocated as follows:

(a)   First, to the Unit Holders pro rata to the Losses allocated to them pursuant to Section 4.1.2(c) of this Agreement until each Unit Holder has been allocated an amount of Profits pursuant to this Section 4.1.1(a) in the current and previous taxable years that equals the Losses allocated to that Unit Holder pursuant to Section 4.1.2(c) in the previous taxable years;

(b)   Second, to the Unit Holders in proportion to the Losses allocated to them pursuant to Section 4.1.2(b) of this Agreement until each Unit Holder has been allocated an amount of Profits pursuant to this Section 4.1.1(b) in the current and previous taxable years that equals the Losses allocated to the Unit Holder pursuant to Section 4.1.2(b) in the previous taxable years; then

(c)   Thereafter, to all Unit Holders, pro rata, according to their Percentage Interests.

4.1.2 Losses.

Losses shall be allocated as follows:

(a)   First, to the Unit Holders based on the Profits allocated to them pursuant to Section 4.1.1(c) of this Agreement until each Unit Holder has been allocated an amount of Losses pursuant to this Section 4.1.2(a) in the current and previous taxable years equal to the Profits allocated to that Unit Holder pursuant to Section 4.1.1(c) in the previous taxable years; then

(b)   Second, to the Unit Holders based on their respective positive Capital Accounts until each Unit Holder has been allocated an amount of Losses pursuant to this Section 4.1.2(b) in the current and previous taxable years sufficient to reduce that Unit Holder's Capital Account to zero; then

(c)   Thereafter, to the Unit Holders, pro rata, according to their Percentage Interests.

4.2   Cash from Operations.

Cash from Operations for each taxable year shall be distributed to the Unit Holders pro rata, according to their Percentage Interests, at such time or times as are determined by the Manager, in its sole discretion.

4.3   Capital Proceeds.

Except as provided in Section 10.3 in connection with the liquidation of the Company, Capital Proceeds shall be distributed and applied by the Company in the following order and priority:

(a)   To the payment of all expenses incurred by the Company in connection with the Capital Transaction from which the Capital Proceeds were derived; then

(b)   To the payment of debts and liabilities of the Company then due and outstanding (including all debts due to any Unit Holder); then

(c)   To the establishment of any reserves that the Manager, in its sole discretion, deems necessary for liabilities or obligations of the Company; then

(d)   The balance, if any, to the Unit Holders, pro rata, in accordance with their Percentage Interests.

4.4   Qualified Income Offset.

Notwithstanding any other provision of this Agreement:

4.4.1 No Allocation of Deductions or Losses in Certain Circumstances.

No allocation of deductions, losses, or items thereof, under this Agreement shall be made to any Unit Holder to the extent that such allocation: (a) would cause such Unit Holder to have an Adjusted Capital Account Deficit as of the last day of the taxable year with respect to which such allocations are made; or (b) would increase any Unit Holder's Adjusted Capital Account Deficit; or (c) in the good faith judgment of the Manager or upon advice of the Company's independent certified public accounting firm or legal counsel, would otherwise not likely be respected under Section 704(b) of the Code. In any such event, the allocation of such deductions, losses or items thereof to such Unit Holder shall be reduced to the extent necessary to comply with the first sentence of this Section, and the allocation of such deductions, losses or items thereof to the other Unit Holders shall be increased to the same extent. No such determination by the Manager, in his or her good faith judgment, or upon the advice of the Company's accounting firm or legal counsel, shall give rise to any claim or cause of action by any Unit Holder.

4.4.2 Special Allocations of Income and Gain.

To the extent any deductions, losses, or items thereof have been specially allocated to any Unit Holder in accordance with Section 4.4.1, then items of income and gain shall thereafter first be specially allocated to such Unit Holder in proportion to, and in an amount up to, but not exceeding, the amount of any such allocations of deductions, losses or items thereof made to the Unit Holder under such Section 4.4.1.

4.4.3 Unexpected Adjustments, Allocations or Distributions.

If any Unit Holder unexpectedly receives any adjustments, allocations or Distributions described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) in an amount not reasonably expected, and if such Unit Holder has an Adjusted Capital Account Deficit as of the last day of such taxable year, then the Unit Holder shall be allocated all items of income and gain, including gross income, of the Company for such year and for all subsequent taxable years of the Company in the manner provided in Regulation Section 1.704-1(b)(2)(ii)(d) until such Adjusted Capital Account Deficit has been eliminated. This Section 4.4.3 is intended to constitute a "qualified income offset" within the meaning of Regulation Section 1.704-1(b)(2)(ii)(d), and all allocations shall be made so as to comply with that Regulation.

4.5   Company Minimum Gain Chargeback.

Notwithstanding any provision of this Agreement to the contrary, if there is a net decrease in Company Minimum Gain for a taxable year of the Company within the meaning of Regulation Section 1.704-2(f)(1), each Unit Holder shall be specially allocated items of income and gain for such taxable year (and, if necessary, for subsequent taxable years) in an amount equal to such Unit Holder's share of the net decrease in Company Minimum Gain, computed in accordance with Regulation Sections 1.704-2(f)(1) and 1.7042(g)(2) and subject to the exceptions set forth in Regulation Sections 1.704-2(f)(2), (3), (4), and (5). Allocations of gross income and gain pursuant to this Section 4.5 shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Company Minimum Gain attributable to those assets, and thereafter, from a pro rata portion of the Company's other items of income and gain for the taxable year. The Unit Holders intend that items with respect to nonrecourse liabilities, if any, shall be determined and allocated in accordance with the so-called "minimum gain chargeback" provisions of Regulation Section 1.704-2.

4.6   Unit Holder Minimum Gain Chargeback.

Notwithstanding any other provision of this Agreement to the contrary (except Section 4.5), if there is a net decrease in Unit Holder Minimum Gain attributable to Unit Holder Nonrecourse Debt during any taxable year of the Company, then each Unit Holder who has a share of the Unit Holder Minimum Gain attributable to such Unit Holder Nonrecourse Debt (as determined in accordance with Regulation Section 1.704-2(i)(5)) shall be specially allocated items of income and gain for such taxable year (and if necessary, subsequent taxable years) in an amount equal to the portion of such Unit Holder's share of the net decrease in Unit

Holder Minimum Gain attributable to such Unit Holder Nonrecourse Debt (as determined in accordance with Regulation Section 1.704-2(i)(4)). Any allocations made pursuant to this Section shall be made in proportion to the respective amounts required to be allocated to each Unit Holder. The items of income or gain to be specially allocated under this Section shall be determined in accordance with Regulation Section 1.7042(i)(4). This Section is intended to comply with the minimum gain chargeback requirements of Regulation Section 1.704-2(i)(4) and shall be interpreted consistently with that Regulation.

4.7 Unit Holder Nonrecourse Deductions.

Unit Holder Nonrecourse Deductions shall be specially allocated to the Unit Holder who bears the economic risk of loss with respect to the Unit Holder Nonrecourse Debt to which such Unit Holder Nonrecourse Deductions are attributable, in accordance with Regulation Section 1.704-2(i).

4.8 Code Section 754 Adjustment.

To the extent an adjustment to the tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases basis), and the gain or loss shall be specially allocated to the Unit Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to that Section of the Regulations.

4.9 Allocation of Nonrecourse Deductions.

Items of loss, deduction and Code Section 705(a)(2)(B) expenditures attributable under Regulation Section 1.704-2(c) to increases in the Company's Minimum Gain shall be allocated, as provided in Regulation Section 1.704-2(e), to the Unit Holders in accordance with their respective Units.

4.10 Curative Allocations.

If any items of income and gain (including gross income) or loss, deduction and Code Section 705(a)(2)(B) expenditures are allocated to a Unit Holder pursuant to Section 4.4, 4.5, 4.6, 4.7 or 4.8, then prior to any allocation pursuant to Section 4.1 and subject to Sections 4.4, 4.5, 4.6, 4.7 and 4.8, items of income and gain (including gross income) and items of loss, deduction and Code Section 705(a)(2)(B) expenditures for subsequent periods shall be allocated to the Unit Holders in a manner designed to result in each Unit Holder's Capital Account having a balance equal to what it would have been had such allocation of items of income and gain (including gross income) or loss, deduction and Code Section 705(a)(2)(B) expenditures not occurred under Section 4.4, 4.5, 4.6, 4.7 or 4.8.

4.11 Order of Application.

For purposes of this Article IV, the following provisions shall be applied in the order in which they are listed below:

(a)	Section 4 . 5	Company Minimum Gain Chargeback.
(b)	Section 4 . 6	Unit Holder Minimum Gain Chargeback.
(c)	Section 4 . 4	Qualified Income Offset.

(d)   Section 4.10   Curative Allocations.

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(e)   Section 4.8 Code Section 754 Adjustment.

(f)   Section 4.7 Unit Holder Nonrecourse Deductions.

(g)   Section 4.9 Allocation of Nonrecourse Deductions.

(h)   Section 4.1 Profits and Losses.

4.12 Tax Allocations; Code Section 704(c).

In accordance with Code Section 704(c) and the Regulations under it, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unit Holders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Carrying Value (computed in accordance with the provisions of this Agreement). If the Carrying Value of any Company asset is adjusted pursuant to the provisions of this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Carrying Value in the same manner as under Code Section 704(c) and the Regulations under it. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.12 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account, in computing, any Unit Holder's Capital Account or share of Profits, Losses, other items, or Distributions pursuant to any provision of this Agreement.

4.13 Guaranteed Payments.

To the extent any compensation paid to any Unit Holder by the Company is determined by the Internal Revenue Service not to be a guaranteed payment under Code Section 707(c) or is not paid to the Unit Holder other than in the Person's capacity as a Unit Holder within the meaning of Code Section 707(a), the Unit Holder shall be specially allocated gross income of the Company in an amount equal to the amount of that compensation, and the Unit Holder's Capital Account shall be adjusted to reflect the payment of that compensation.

4.14 Withholding.

All amounts required to be withheld pursuant to Code Section 1446 or any other provision of federal, state, or local tax law shall be treated as amounts actually distributed to the affected Unit Holders for all purposes under this Agreement.

4.15 Other Allocation and Distribution Rules. 4.15.1

Timing and Amount of Distributions.

Except as otherwise provided in this Agreement, the timing and amount of all Distributions shall be determined by the Manager, in the Manager's sole discretion.

4.15.2 No Distribution if Insolvent.

No Distribution shall be declared or made if, after giving effect to the Distribution, the Company would be unable to pay its debts as they become due in the usual course of business or if the Fair

Market Value of the total assets of the Company would be less than the sum of all liabilities of the Company.

4.15.3 In-Kind Distributions.

If any assets of the Company are distributed in kind to the Unit Holders, those assets shall be valued based on their Fair Market Value, and any Unit Holder entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Unit Holders so entitled. The Fair Market Value of the assets shall be determined by an independent Qualified Appraiser who shall be selected by the Manager. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its Fair Market Value, and the Profit or Loss shall be allocated as provided in Section 4.1 and shall be properly credited or charged to the Capital Accounts of the Unit Holders prior to the Distribution of the assets in liquidation pursuant to Section 9.3.

4.15.4 Record Date.

All Profit and Loss shall be allocated, and all Distributions shall be made, to the Persons shown on the records of the Company to have been Unit Holders as of the last day of the taxable year for which the allocation or Distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer during the taxable year, the Profit and Loss, and any Distribution, shall be allocated between the original Unit Holder and the successor on the basis of the number of days each was a Unit Holder during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss, or proceeds attributable to a Capital Transaction or to any other extraordinary nonrecurring items of the Company.

4.15.5 Amendment of this Article by the Manager.

The Manager is hereby authorized, upon the advice of the Company's tax counsel, to amend this Article IV to comply with the Code and the Regulations promulgated under Code Section 704(b).

ARTICLE V - MANAGEMENT

5.1   Management.

The business and affairs of the Company shall be managed exclusively by one or more Managers. If there is more than one Manager, references in this Agreement to the Manager shall mean all Managers, or any one of them, unless the context clearly requires otherwise. Unless the vote, consent, or approval of the Members is expressly required by this Agreement or by provisions of the Act that cannot be modified by agreement of the Members, the Manager shall have full and complete authority, power, and discretion to direct, manage, and control the business, affairs, properties and other assets of the Company, to make all decisions regarding such matters, and to perform any and all acts, and to engage in any and all activities necessary, relating, customary, or incidental to the management of the Company's business, affairs, real estate and other assets. All decisions to be made by the Manager hereunder shall be made at its sole discretion, unless otherwise expressly provided herein. Persons dealing with the Company shall be entitled to rely exclusively on the power and authority of the Manager, as set forth in this Agreement. At any time that there is more than one Manager, all actions reserved to, or permitted to be taken by, the Manager under this Agreement or the Act shall be taken by vote of the majority of the Managers then serving; provided that the Managers, by vote of the majority of Managers then serving, may delegate the right to take all or any portion of such actions to one or more specified Managers. No Unit Holder, other than the Manager, shall have the authority to act for or on behalf of the Company. Without limiting the generality of the foregoing, but subject to Section 5.2, below, the Manager's specific authority to act on behalf of the Company shall include the following:

(a) Performing any and all acts necessary, relating, customary or incidental, to the acquisition, ownership, management, leasing, sale or other disposition of the Company's real estate and other assets;

(b) Preparing, negotiating and executing, on behalf of the Company, any and all agreements, documents and instruments deemed by the Manager to be necessary or appropriate for Company purposes and/or to perform the Manager's duties under this Agreement effectively (including, but not limited to, agreements with a Manager and its Affiliates, to the extent permitted by Section 5.12); causing the Company's obligations under such agreements to be performed; and giving receipts, releases and discharges with respect to such agreements and any matters incidental to them;

(c) Issuing all Units authorized by Article II at the times and in the manner described in Articles II and III, and preparing, negotiating and executing any term sheet, purchase and sale agreement, issuance agreement, grant, nondisclosure, noncompetition, consulting, employment or other agreement necessary, relating, customary or incidental to the issuance of such Units;

(d) Amending the Articles to reflect the changes described in Sections 1.6 and/or 1.7 hereof; amending this Agreement, to the extent the Manager is expressly permitted to do so by the terms and provisions hereof, including, but not limited to Sections 3.1.2 and 4.15.5 hereof; and amending Exhibit C attached hereto to include the updated information described in Section 3.1.2 hereof; Manager shall send a copy of each such amendment to all of the Members within thirty (30) days of the date on which such amendment becomes effective, but the failure to do so shall not affect the validity of such amendment;

(e) Borrowing money from banks and other lenders (which lenders may include Manager or Manager's Affiliates, to the extent permitted by Section 5.12) (individually, a **"Lender"** and, collectively, the **"Lenders"**) for Company purposes and, in connection with such borrowing, issuing notes, debentures, and other debt securities and hypothecating and mortgaging the assets of the Company to secure repayment of the borrowed sums; and no Lender to which the Company applies for a loan shall be required to inquire as to the Company purposes for which such loan is sought; and as between the Company and such Lender, it shall be conclusively presumed that the proceeds of such loan are to be, and will be, used for the purposes authorized under this Agreement; and the signature of one Manager, regardless of the number of Managers, shall be sufficient on all notes, debentures, mortgages, and similar documents evidencing and/or securing such loans;

(f) Being reimbursed by the Company for (and, to the extent permitted by Section 5.12, having the Company reimburse the Manager's Affiliates for) all expenses incurred in conducting the Company's business, all taxes (except income taxes on the Manager's income) paid by the Manager in connection with the Company's business, and all out-of-pocket costs associated with the organization of the Company;

(g) Setting up and maintaining Company bank accounts and signing checks drawn on such accounts;

(h) Granting powers of attorney to one or more Persons incidental to, in connection with, or in furtherance of, the Company's business, and any such power of attorney so executed by any Manager in the Company's name shall be deemed executed on behalf of the Company;

(i) Paying compensation to any Person (including the Manager's Affiliates, to the extent permitted by Section 5.12) for accounting, administrative, legal, engineering, technical, financial, management, consulting or other services rendered to the Company and preparing, negotiating, executing and delivering consultant, employment and other agreements relating to the rendering of such services;

(j) Commencing, pursuing and/or settling any legal, administrative or similar action or proceeding relating to the Company, its business and/or its assets;

(k) Taking any actions necessary, relating, customary or incidental, to the establishment and protection of the Company's rights in its intellectual property, including, but not limited to, the Company's patents, copyrights, trademarks and trade names;

(l) Accepting an Offer made to the Company pursuant to Section 9.3, exercising the Company's right of first refusal under Section 9.4, exercising the Company's right to repurchase Units pursuant to Section 9.5, and proposing, negotiating and agreeing on the price to be paid for any Vested Units to be purchased by the Company pursuant to Section 9.3 and/or the price to be paid for any Vested Repurchase Units to be purchased by the Company pursuant to Section 9.5;

(m) Determining the value of a Unit Holder's Capital Contributions;

(n) Filing Articles of Dissolution for the Company, when required by Section 10.2 hereof; and

(o) Engaging in any other activity, and performing and carrying out contracts of any kind necessary to, in connection with, or incidental to, the accomplishment of the purposes of the Company; provided that such activities and contracts may be lawfully performed or carried on by a limited liability company under the Act and the laws of any other jurisdiction in which the Company conducts business.

5.2 Limitation of Authority of Manager.

Notwithstanding anything to the contrary contained in Section 5.1 of this Agreement, no Manager shall have the authority to do any of the following unless such action is approved by the Majority Vote of all Members:

(a) Engage in any act in contravention of this Agreement or the Act;

(b) Confess a judgment against the Company in connection with any threatened or pending legal action;

(c) Possess any Company asset or assign the rights of the Company in any Company property for other than a Company purpose;

(d) Sell, lease, exchange, or dispose of all, or substantially all, of the property or assets of the Company or merge, or adopt a plan of merger;

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(e)   Dissolve the Company, except in accordance with Article X; or

(f)   Amend the Company's Articles of Organization or this Agreement, except as permitted by Section 5.1(d) hereof.

5.3   Duties of the Manager.

The Manager shall use reasonable efforts and devote such time as the Manager, in the Manager's reasonable judgment, deems necessary to carry out the business and activities of the Company. The Manager shall promptly take all action that the Manager, in the Manager's reasonable judgment, deems necessary or appropriate for the organization and continuance of the Company and the investment and protection of the Company's assets. The Manager shall have the right to work for, own, operate, engage in, or directly or indirectly invest in, any business, investment or property, other than the Company, regardless of its nature or description (individually, a **"Manager Business"**), without any liability to the Company, to any other Manager, or to any of the Company's Unit Holders; provided that such Manager Business does not directly or indirectly compete, in a material way, with the business of the Company. Neither the Company nor any Unit Holder shall have the right to share or participate in any Manager Business, or in the income or proceeds derived therefrom.

5.4   Number, Tenure and Qualifications of Managers; Initial Manager.

Managers need not be residents of the State of Wisconsin or Members. The initial number of Managers of the Company shall be one. The initial Manager of the Company shall be Eric J. Swick. The number of Managers of the Company may thereafter be changed, from time to time, by a Majority Vote of all Members; provided, however, that there must always be a least one Manager. Each Manager shall hold office until his or her successor is duly elected and qualified, or until such Manager's earlier death, resignation or removal.

5.5   Resignation of the Manager.

Any Manager may resign as a Manager at any time by giving written notice to all of the Members. The resignation of any Manager shall take effect at such time as may be stated in such notice but in no event earlier than sixty (60) days following the date of such notice. Unless otherwise specified in the notice, the acceptance of such resignation shall not be necessary to make it effective. Such resignation shall not affect the Manager's rights and obligations as a Member and/or Unit Holder.

5.6   Removal of the Manager.

Any Manager may be removed at any time, with or without cause, by a Majority Vote of all Members. No such removal shall affect the Manager's rights and obligations as a Member.

5.7 Vacancies.

Any vacancy occurring for any reason in the office of Manager (including any vacancy caused by an increase in the number of Managers) shall be filled by a Majority Vote of all Members. A Manager elected to fill a vacancy shall serve for the unexpired term of such Manager's predecessor in office and shall hold office until the expiration of such term and until such Manager's successor is duly elected and qualified, or until such Manager's earlier death, resignation or removal.

5.8   Compensation.

The Manager's compensation, if any, shall be fixed, from time to time, by the Majority Vote of all Members, and no Manager shall be prevented from receiving such compensation by reason of the fact that such Manager is also a Member. The compensation payable to any Manager may be fixed or may be based on revenue, cash flow, or any other measure, or any combination of them.

5.9   Expenses.

Except as otherwise expressly provided in this Agreement, all expenses of the Company may be billed directly to, and shall be paid by, the Company. The Manager and the Manager's Affiliates shall be reimbursed by the Company for all out-of-pocket expenses reasonably incurred or paid by them on behalf of the Company, upon submission to the Company of documentation substantiating such expenses.

5.10 Liability of the Manager.

No Manager shall have any liability to the Company, or to any Unit Holder, for any loss, cost, damage or expense suffered by the Company and/or any Unit Holder, except in the event that a court makes a determination that an action by the Manager, or a failure of the Manager to act, constitutes a Prohibited Act, and this determination by a court can no longer be appealed.

5.11 Indemnification of the Manager.

Each Manager shall be indemnified by the Company against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by that Manager in connection with any action or inaction taken in his or her capacity as Manager, provided that such action or inaction does not constitute a Prohibited Act, as determined by a court of competent jurisdiction, which determination cannot be appealed. Company funds shall be advanced to the Manager for legal expenses and other costs incurred by the Manager as a result of any legal action for which indemnification by the Company is claimed by the Manager if: (a) the legal action relates to the performance of duties or services by the Manager on behalf of the Company; and (b) the Manager undertakes to repay the advanced funds to the Company in cases in which the Manager is found by any court of competent jurisdiction not to be entitled to indemnification pursuant to the provisions of this Agreement or the Act. Any indemnity under this Section 5.11 shall be paid from, and only to the extent of, Company property, and no Unit Holder shall have any personal liability on account of such indemnity. The foregoing indemnification provisions also apply to Affiliates of the Manager, when acting on behalf of, and within the scope of authority of, the Manager.

5.12 Transactions with the Manager and Affiliates.

The Company may enter into agreements with any Manager or any Affiliate of the Manager for the provision of property, goods, or services to the Company, provided that the price and terms for such property, goods, or services are no less favorable to the Company than the price and terms for comparable property, goods or services reasonably available in the same geographic area from Persons who are not Affiliates of the Manager.

ARTICLE VI - RIGHTS AND OBLIGATIONS OF UNIT HOLDERS

6.1   Limitation of Liability.

Except as otherwise provided under applicable law, no Unit Holder shall be bound by, or personally liable for, the debts, expenses, liabilities or obligations of the Company, and no Unit Holder shall be obligated to restore a Capital Account deficit.

6.2   Priority and Return of Capital.

Except as otherwise expressly provided in this Agreement, no Unit Holder shall have priority over any other Unit Holder, either as to the return of Capital Contributions or as to Profits, Losses or Distributions; provided, however, that this Section 6.2 shall not apply to the repayment of loans (as distinguished from Capital Contributions) that a Unit Holder has made to the Company, which repayment may take priority over amounts payable to other Unit Holders.

6.3   Confidentiality.

Except as contemplated by this Agreement, each Unit Holder shall keep confidential and not disclose to other Persons who are not Unit Holders or Managers, and shall use reasonable efforts to prevent others from disclosing to Persons who are not Unit Holders or Managers, any information or materials that pertain to: (a) this Agreement or any of the transactions contemplated hereby; (b) the business of the Company; or (c) confidential or proprietary information of any other Unit Holder or of the Manager and/or the Company; provided, however, that a Unit Holder may disclose to the respective employees, agents, and representatives of such Unit Holder and its Affiliates, any information or materials to the extent it is reasonably necessary for any such employee, agent, or representative to possess or use such information in connection with the Unit Holder's interest in the Company or the conduct of business by such Unit Holder on behalf of the Company. Notwithstanding the foregoing, information of the Company or a Unit Holder shall not be deemed confidential to the extent it is: (i) known to the receiving party prior to disclosure by the disclosing party; (ii) disclosed to the receiving party by a third party without any obligation of confidentiality to the disclosing party; (iii) publicly available or becomes publicly available other than as a result of a breach by the receiving party of such party's obligation of confidentiality set forth in this Section; or (iv) required to be disclosed in any legal proceeding. The obligations of confidentiality contained in this Section shall survive the termination of this Agreement by 24 months.

6.4   Representations and Warranties.

Each Member ("**Representing Member**") represents and warrants to the Company and to the other Members that the Representing Member has full power and authority to execute and deliver this Agreement, and to perform all of its obligations under this Agreement, and that this Agreement constitutes a legally binding agreement of the Representing Member, enforceable against it in accordance with its terms.

6.5   Unit Holder Businesses.

Each Unit Holder shall have the right to work for, own, operate, engage in, or directly or indirectly invest in, any business, investment or property, other than the Company, regardless of its nature or description (collectively, **"Other Businesses"**), without any liability to the Company or to any of its Managers or Unit Holders; provided that such Other Businesses do not directly or indirectly compete, in a material way, with the business of the Company; and subject to the terms and provisions of any consulting, issuance or other agreement between the Company and such Unit Holder (each, a **"Unit Holder Agreement"**). Except as otherwise provided in a Unit Holder Agreement, neither the Company nor any Manager or other Unit

Holder shall have the right to share or participate in another Unit Holder's Other Businesses, or in the income or proceeds derived therefrom.

ARTICLE VII- VOTING AND MEETINGS

7.1   Meetings.

Meetings of the Members, for any purpose or purposes, unless otherwise prescribed by the Act, may be called by Members holding at least 10% of the Percentage Interests.

7.2   Place of Meetings.

Members by the Majority Vote of all Members may designate any place, either within or outside of the State of Wisconsin, as the place of meeting for any meeting of the Members. If no designation is made, the place of meeting shall be the Company's principal place of business.

7.3   Notice of Meetings.

Except as provided in Section 7.4 or as required by the Act, written notice stating the place, day, and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than five (5) nor more than fifty (50) days before the date of the meeting. All notices shall be given in the manner provided in Section 12.1.

7.4   Meeting of All Members.

If all of the Members meet at any time and place, either within or outside of the State of Wisconsin, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any lawful action may be taken.

7.5   Record Date.

For the purpose of determining Members entitled to notice or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Distribution, the date on which notice of the meeting is mailed or the date on which the resolution (if any) declaring such Distribution is adopted, or, if there is no such resolution, the date that is ten (10) business days prior to the date on which such Distribution will be made, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section 7.5, such determination shall apply to any adjournment thereof unless the adjournment is for more than sixty (60) days, in which event the record date shall be a date that is sixty (60) days following the date of the adjourned meeting.

7.6 Quorum.

Members holding a majority of the Percentage Interests represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, Members holding a majority of the Percentage Interests so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days, without further notice. If the adjournment is for more than sixty (60) days, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting.

7.7   Required Vote.

If a quorum is present, a Majority Vote of all Members shall be the act of the Members, unless a different vote is required by law or this Agreement. Each Member shall be entitled to one vote for each Unit owned by that Member.

7.8   Proxies.

At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or a duly authorized attorney-in-fact. Such proxy shall be filed with the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

7.9   Action by Members without a Meeting.

Any action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by Members entitled to vote and owning in the aggregate the Percentage Interests necessary for approval of the action taken, and such written consents shall be delivered to the Company for inclusion in the minutes or for filing with the Company records. A copy of any such consent shall be promptly sent to each Member who did not execute such consent, but the failure to do so shall not affect the validity of such consent. Consents may be executed in counterparts. Action taken under this Section 7.9 is effective when Members owning in the aggregate the requisite Percentage Interests have signed the consent, unless the consent specifies a different date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs the written consent.

7.10 Waiver of Notice.

When any notice is required to be given to any Member, a waiver of notice in writing signed by such Member before, at, or after the time stated therein shall be equivalent to the giving of such notice.

7.11 Meetings by Telephone or Other Communication Technology.

Any or all Members may participate in a meeting by, or conduct the meeting through the use of, telephone or any other means of communication by which either: (a) all participating Members may simultaneously hear each other during the meeting; or (b) all communication during the meeting is immediately transmitted to each participating Member, and each participating Member is able to immediately send messages to all other participating Members. If a meeting will be conducted through the use of any means described in this Section 7.11, all participating Members shall be informed that a meeting is taking place at which official business may be transacted. A Member participating in a meeting by any means described in this Section 7.11 is deemed to be present in person at the meeting.

ARTICLE VIII- REMOVALS, WITHDRAWALS AND EVENTS OF DISSOCIATION

8.1   Removals.

No Member may be removed as a Member of the Company.

8.2 Withdrawals.

No Member shall have the right or power to withdraw voluntarily from the Company.

8.3 Events of Dissociation.

8.3.1 Dissociated Member Ceases To Be Member; Successors Not Members.

Upon the occurrence of an Event of Dissociation with respect to any Member (a "**Dissociated Member**"), that Member shall cease to be a Member of the Company, and any Person (a "**Successor Owner**") who, as a result of such Event of Dissociation, becomes the owner of all, or any portion of, the Dissociated Member's Units (the "**DM Units**") shall not, by becoming such Successor Owner, also become a Member of the Company, and shall only be entitled to receive the Distributions, and to share in the allocations of Profits and Losses, to which such Dissociated Member would have been entitled with respect to the DM Units, and shall not be entitled to any other Membership Rights, unless such Successor Owner is admitted as a Member by the Manager, in the Manager's sole discretion.

8.3.2 No Right to Fair Value.

If an Event of Dissociation occurs with respect to any Member, neither the Dissociated Member nor any Successor Owner of all, or any portion of, the DM Units shall be entitled to receive a Distribution in complete redemption of the "fair value" (as that term is used in the Act) of such DM Units pursuant to Section 183.0604 of the Act. Each Member and Unit Holder acknowledges and agrees that the rights of Members and Unit Holders that are set forth in this Agreement are expressly in lieu of any right a Dissociated Member or Successor Owner may have to receive a Distribution or complete redemption of the "fair value" of the DM Units under Section 183.0604 of the Act, and, accordingly, such right of a Dissociated Member or Successor Owner under Section 183.0604 of the Act, and any right of a Dissociated Member or Successor Owner to an accounting after an Event of Dissociation, when that Event of Dissociation does not cause a dissolution of the Company, are hereby waived by each Member and by each Unit Holder.

ARTICLE IX - TRANSFERS.

9.1 Transfers.

No Unit Holder shall have the right to Transfer all, or any portion of, the Units owned by that Unit Holder, except as permitted by this Article IX. Any Transfer, or purported Transfer, of any Unit in violation of this Agreement shall be deemed to be invalid, null and void. Any Person to whom a Unit is attempted, or purported to be, transferred in violation of this Article IX shall not be entitled to vote on matters coming before the Members, participate in management of the Company, act as an agent of the Company, receive Distributions from the Company, or have any other rights in, or with respect to, the Unit attempted, or purported to be, Transferred.

9.2 Acknowledgment of Reasonableness; Indemnification.

Each Unit Holder hereby acknowledges the reasonableness of the prohibition contained in Section 9.1 in view of the purposes of the Company and the relationship of the Members, and each Unit Holder agrees to indemnify and hold the Company and every other Unit Holder, and their heirs, personal representatives, successors and permitted assigns, wholly and completely harmless from any loss, cost, liability, damage or expense (including, without limitation, liabilities for income taxes and costs incurred enforcing this indemnification) incurred by such indemnified Persons as a result of any Transfer, or attempted Transfer, by the indemnifying Unit Holder in violation of this Agreement.

9.3   Option to Purchase after Involuntary Transfer.

9.3.1 Offer.

If an Involuntary Transfer Event occurs with respect to any Unit Holder, and, as a result of such Involuntary Transfer Event, Units (the **"Involuntary Transfer Units"**) owned by such Unit Holder (the **"Involuntary Transferor"**) are Transferred, then such Transfer shall not violate the terms of this Agreement, but, immediately upon such Transfer (the **"Involuntary Transfer"**), the Involuntary Transferor (or, if the Involuntary Transferor is deceased, the Transferee) shall give an Involuntary Transfer Notice to all Members (other than the Involuntary Transferor) (collectively, the **"Offerees"** and, individually, an **"Offeree"**) and to the Company, and the Transferee of those Units (the **"Offeror"**) shall be deemed to make an offer (the **"Vested Units Offer"**) to sell all of the Units acquired through such Transfer that are Vested Units (the **"Vested Units Offered"**) to the Offerees, at the times, and in the manner, provided in Section 9.3.2; provided, however, that if there are no Members, other than the Involuntary Transferor, the Offeror shall, instead, immediately after the Involuntary Transfer, be deemed to make the All Units Offer described in Section 9.3.3 to the Company.

9.3.2 Acceptance by Members.

The Vested Units Offer shall be and remain irrevocable for a period of time (the **"Member Offer Period"**) ending at 11:59 P.M., Milwaukee, Wisconsin, time on the thirtieth (30th) day following the date on which the Company and all of the Offerees have received the Involuntary Transfer Notice (the **"Involuntary Transfer Notice Date"**). During the Member Offer Period, any, or all, of the Offerees shall have the right to accept the Vested Units Offer by sending an Acceptance Notice. If only one Offeree gives an Acceptance Notice pursuant to this Section 9.3.2, that Offeree shall purchase all of the Vested Units Offered. If more than one Offeree gives an Acceptance Notice, then each such Offeree who gives an Acceptance Notice shall purchase that number of the Vested Units Offered that is computed by multiplying the total number of Vested Units Offered by a fraction, the numerator of which shall be the number of Units owned by that Offeree (without counting the Vested Units Offered) and the denominator of which shall be the total number of Units owned by all Offerees who have given an Acceptance Notice (without counting the Vested Units Offered).

9.3.3 Acceptance by the Company.

If any Offeree has accepted the Vested Units Offer, then, immediately upon the expiration of the Member Offer Period, the Offeror shall be deemed to make an offer (the **"Unvested Units Offer"**) to sell all, but not less than all, of the Units acquired through such Transfer that are Unvested Units (the **"Unvested Units Offered"**) to the Company. If no Offeree has accepted the Vested Units Offer, then, immediately upon the expiration of the Member Offer Period, the Offeror shall be deemed to make an offer (the **"All Units Offer"**) to sell all of the Units acquired through such Transfer (both Vested Units and Unvested Units) to the Company; provided, however, that if there are no Members, other than the Involuntary Transferor, the Offeror shall be deemed to make the All Units Offer to the Company immediately after the Involuntary Transfer, rather than at the expiration of the Member Offer Period. The Unvested Units Offer, or All Units Offer, as applicable, shall be and remain irrevocable for a period of time (the **"Company Offer Period"**) ending at 11:59 P.M., Milwaukee, Wisconsin, time on the thirtieth (30th) day following the expiration of the Member Offer Period, if there are Members, other than the Involuntary Transferor; otherwise on the thirtieth (30th) day after the Company receives the Involuntary Transfer Notice. The Company may accept the Unvested Units Offer or the All Units Offer, as applicable, by sending an Acceptance Notice. The term **"Offer"** may be used herein to refer to a Vested Units Offer, an Unvested Units Offer or an All Units Offer.

9.3.4 Price.

If an Offer is accepted, and, as a result, the Unvested Units Offered will be purchased, the purchase price for the Unvested Units shall be $0.0001 per Unit. If an Offer is accepted and, as a result, the Vested Units Offered will be purchased, the Person or Persons who have accepted the Offer (collectively, the **"Option Buyers"** and, individually, an **"Option Buyer"**) and the Offeror shall attempt to agree on the purchase price that the Option Buyers will pay for the Vested Units Offered. If they cannot agree on such purchase price within thirty (30) days of the date on which the Option Buyer sent its Acceptance Notice (or, if there is more than one Option Buyer, the date that the last Acceptance Notice was sent), the Option Buyers shall purchase the Vested Units Offered for a price per Unit equal to the Appraised Value per Unit; provided, however, that each Option Buyer shall have an option to revoke its acceptance of the Offer within fifteen (15) days of the date on which that Option Buyer is notified, in writing, of the Appraised Value per Unit that it will be required to pay. If there is more than one Option Buyer, and only some of the Option Buyers (collectively, the **"Revoking Buyers"**) revoke their acceptance, the other Option Buyers (collectively, the **"Nonrevoking Buyers"** and, individually, a **"Nonrevoking Buyer"**) shall purchase all, but not less than all, of the Vested Units Offered that would have been purchased by the Revoking Buyers (collectively, the **"Revoking Buyers' Units"**). If there is more than one Nonrevoking Buyer, then each Nonrevoking Buyer shall purchase that number of the Revoking Buyers' Units that is computed by multiplying the total number of those Units by a fraction, the numerator of which shall be the number of Units owned by that Nonrevoking Buyer (without counting any of the Vested Units Offered) and the denominator of which shall be the total number of Units owned by all Nonrevoking Buyers (without counting any of the Vested Units Offered). If all of the Option Buyers revoke their acceptance, the Offeror shall notify the Company, in writing, of such revocation (the **"Revocation Notice"**), and the Company shall then have the option to purchase all, but not less than all, of the Revoking Buyers' Units at a price per Unit equal to the Appraised Value per Unit, which option may be exercised by delivering written notice to the Offeror within thirty (30) days of the date on which the Company receives the Revocation Notice.

9.3.5 Offeror Not a Member.

If the Company and/or the Offerees do not purchase all of the Involuntary Transfer Units, the Offeror shall continue as the owner of any Units that are not so purchased, but the Offeror shall not, by becoming such owner, also become a Member of the Company, and shall only be entitled to receive the Distributions, and to share in the allocations of Profits and Losses, to which the Involuntary Transferor would have been entitled with respect to the such Units, and shall not be entitled to any other Membership Rights, unless such Offeror: (a) is admitted as a Member by the Manager, in its sole discretion; (b) executes a Joinder Agreement, reasonably satisfactory to the Manager in both form and substance, that provides for the Offeror to be bound by this Agreement to the same extent as if the Offeror had been an original party to this Agreement; and (c) complies with the requirements of Section 9.8.3 hereof.

9.4   Right of First Refusal before Voluntary Transfers.
9.4.1 Members' Right of First Refusal.

If any Unit Holder wishes to Transfer all, or any portion of, its Units to any Transferee, and such Unit Holder is not required to make such Transfer due to an Involuntary Transfer Event, then such Unit Holder must first give a Proposed Transfer Notice to all Members (other than the proposed Transferor) and to the Company. During the period of thirty (30) calendar days after the date on which the Company and each Member has received that notice (the "**Proposed Transfer Notice Date**"), each Member shall have the right to give an Exercise Notice as to all, but not less than all, of the Vested Units referred to in the Proposed Transfer Notice (collectively, the "**Vested Transfer Units**"). If only one Member gives an Exercise Notice pursuant to this Section 9.4.1, such Member shall purchase all of the Vested Transfer Units. If more than one Member gives an Exercise Notice pursuant to this Section 9.4.1, then each such Member shall purchase that number of Vested Transfer Units that is computed by multiplying the total number of Vested Transfer Units by a fraction, the numerator of which shall be the number of Units owned by such Member (without counting the Vested Transfer Units) and the denominator of which shall be the total number of Units owned by all Members who give an Exercise Notice (without counting the Vested Transfer Units).

9.4.2 Company Right of First Refusal.

If no Exercise Notice is given pursuant to Section 9.4.1, above, then the Company shall have the right: (a) to give an Exercise Notice as to all, but not less than all, of the Vested Transfer Units; (b) to give an Exercise Notice as to all, but not less than all, of the Units identified in the Proposed Transfer Notice that are Unvested Units (collectively, the "**Unvested Transfer Units**"); or (c) to give an Exercise Notice as to all, but not less than all, of the Units to be Transferred, including all Unvested Units and all Vested Units (collectively, the "**Transfer Units**"). If an Exercise Notice is given pursuant to Section 9.4.1, above, then the Company shall only have the right to give an Exercise Notice as to all, but not less than all, of the Unvested Transfer Units. The notice described in the preceding two sentences may be given at any time during the period beginning on the thirty-first (31st) day after the Proposed Transfer Notice Date and ending on the sixtieth (60th) day after the Proposed Transfer Notice Date; provided, however, that if there are no Members, other than the Transferor, the Company shall have a right to give its Exercise Notice during the period of time beginning on the Proposed Transfer Notice Date and ending on the thirtieth (30th) day after such date.

9.4.3 Price.

The purchase price for any Unvested Units purchased pursuant to an exercise of a right of first refusal described in this Section 9.4 shall be $0.0001 per Unit. The purchase price for any Vested Units purchased pursuant to an exercise of a right of first refusal described in this Section 9.4 shall be the Transfer Price set forth in the applicable Proposed Transfer Notice.

9.4.4 Sale, if Rights of First Refusal Not Exercised.

If no Exercise Notice is given pursuant to Section 9.4.1 or Section 9.4.2, above, or if an Exercise Notice has been given as to less than all of the Transfer Units, then the Seller may sell all, but not less than all, of the Transfer Units with respect to which the Seller has received no Exercise Notice (the "**Sale Units**"), to the Proposed Transferee at the Transfer Price during the thirty (30) day period after the expiration of the time period set forth in Section 9.4.2; provided that the Seller and Buyer take all actions and execute all instruments reasonably required by the Manager to cause the Transfer to comply with all of the requirements of this Agreement and any applicable federal or state laws and regulations; and, further provided that the Seller and Buyer pay any and all reasonable costs incurred by the Company (including, but not limited to, any reasonable attorneys' fees and costs) in connection with causing the Transfer to comply with such requirements. If the Seller sells the Sale Units, as permitted by the preceding sentence, the Buyer shall not, by becoming the owner of the Sale Units, also become a Member of the Company, and shall only be entitled to receive the Distributions, and to share in the allocations of Profits and Losses, to which the Seller would have been entitled with respect to the Sale Units, and shall not be entitled to any other Membership Rights, unless such Buyer: (a) is admitted as a Member by the Manager, in its sole discretion; and (b) executes a Joinder Agreement, reasonably satisfactory to the Manager in both form and substance, that provides for the Buyer to be bound by this Agreement to the same extent as if the Buyer had been an original party to this Agreement; and (c) complies with the requirements of Section 9.8.3. If the Seller does not sell the Sale Units in the manner and at the time required by the first sentence of this Section 9.4.4, any attempted Transfer of the Sale Units by the Seller (other than a Transfer caused by an Involuntary Transfer Event or a Transfer pursuant to Section 9.5, below) shall be deemed to be null and void unless, and until, the Seller has again complied with the provisions of this Section 9.4.

9.5   **Transfer and Repurchase of Units upon Expiration or Termination of Employment or Consulting Agreement.**

9.5.1 Company's Right to Repurchase Units.

Upon the expiration or termination, for any reason, other than the occurrence of an Involuntary Transfer Event, of: (a) any agreement pursuant to which a consultant or other independent contractor provides services to the Company (individually, a **"Consulting Agreement"**); or (b) any employee's employment with the Company, the Company shall have the right, but not the obligation, to repurchase from the employee or consultant, as applicable (the **"Terminated Person"**), and such Terminated Person shall sell to the Company: (i) all, but not less than all, of the Vested Units owned by the Terminated Person (collectively, the **"Vested Repurchase Units"**); (ii) all, but not less than all, of the Unvested Units owned by the Terminated Person (collectively, the **"Unvested Repurchase Units"**); or (iii) all, but not less than all, of the Vested Repurchase Units and the Unvested Repurchase Units (collectively, the **"Repurchase Units"**). The right described in the preceding sentence shall be exercised by the Company by delivering written notice to the Terminated Person at any time on or before the date (the **"Repurchase Deadline"**) that is one (1) year after the date on which the expiration or termination of the Consulting Agreement or employee's employment occurred.

9.5.2 Termination for Cause.

If a Consulting Agreement or an employee's employment with the Company is terminated by the Company for Cause, and the Company exercises its right of repurchase under this Section 9.5, then the price of each of the Repurchase Units shall be $0.0001 per Unit.

9.5.3 Expiration of Consulting Agreement or Termination without Cause.

If a Consulting Agreement expires by its own terms, or if a Consulting Agreement or an employee's employment with the Company is terminated for any reason, other than Cause or the occurrence of an Involuntary Transfer Event, then the price for each of the Unvested Repurchase Units shall be $0.0001 per Unit, and the price for each of the Vested Repurchase Units shall be its Fair Market Value.

9.5.4 Determination of Fair Market Value.

If a repurchase pursuant to this Section 9.5 requires a determination of Fair Market Value, the Company and the Terminated Person shall attempt to agree on the Fair Market Value of the Vested Repurchase Units. If they cannot agree on the Fair Market Value within thirty (30) days of the date on which the Company sends notice to the Terminated Person that it has elected to repurchase the Vested Repurchase Units, then the Company shall purchase the Vested Repurchase Units for a price per Unit equal to the Appraised Value per Unit; provided, however, that the Company shall have an option to revoke its offer to repurchase the Vested Repurchase Units within fifteen (15) days of the date on which the Company is notified, in writing, of the Appraised Value per Unit that it will be required to pay. A revocation pursuant to the preceding sentence will not revoke any Company offer to repurchase Unvested Units.

9.6 Closing.

The closing ("**Closing**") of any purchase and sale of Units pursuant to Section 9.3, Section 9.4, or Section 9.5 shall take place no later than one hundred twenty (120) days after the Involuntary Transfer Notice Date, the Proposed Transfer Notice Date or the Repurchase Deadline, as applicable; provided, however, that if this Agreement requires one or more Appraisals to be obtained, the date of Closing shall be postponed to the extent necessary: (a) to complete all required Appraisals; (b) to give the Option Buyers fifteen (15) days to exercise the option to revoke that is described in Section 9.3.4; (c) to give the Company thirty (30) days to exercise the option to purchase after receipt of a revocation notice that is described in Section 9.3.4; and (c) to give the Company the option to revoke that is described in Section 9.5.4. The Closing shall be held at the principal office of the Company, the principal office of the Company's attorneys or at such other place as the Manager may select. At the Closing: (i) the Seller shall convey the Unit(s) to the Buyers free and clear of all security interests, liens, and charges, and shall deliver to the Buyers appropriate assignment documents conveying the Unit(s), together with such other documents as the Buyers may reasonably request; and (ii) the Buyers shall deliver to the Seller the purchase price for such Unit(s) in cash or, if approved by the Manager, in the form of a promissory note satisfying the requirements of the next sentence, together with such other documents as the Seller may reasonably request; provided, however, that, if there is more than one Buyer, then each Buyer shall deliver that portion of the purchase price (or a promissory note in that amount, if permitted by the next sentence) that is attributable to the Unit(s) purchased by that Buyer. If approved by the Manager, the purchase price payable by a Buyer may be evidenced by a promissory note of the Buyer delivered to the Seller, at Closing, which promissory note shall be payable in four annual installments of principal, together with accrued and unpaid interest at the Interest Rate, with the first such installment of principal due and payable on the date of Closing and each subsequent installment of principal and interest due and payable on each anniversary of the date of Closing.

9.7 Drag-Along Rights.

9.7.1 Notice to, and Obligations of, Drag-Along Unit Holders.

If the Members determine by a Majority Vote of all Members to sell all of the outstanding Units of the Company to a third party (the "**Sale Proposal**"), then the Manager shall deliver a notice (a "**Drag-Along Notice**") with respect to such Sale Proposal to each Member who voted against the sale proposal and to each Unit Holder who is not a Member (each such Member or Unit Holder, a "**Drag-Along Person**") at least forty-five (45) days prior to the proposed date for the consummation of such transaction, which notice shall contain all of the terms of the Sale Proposal, including, without limitation, the purchase price, the identity and address of the Transferee(s), and the date on which such sale is expected to be consummated. Subject to the provisions of this Section 9.7, each Drag-Along Person, upon receipt of a Drag-Along Notice, shall be obligated, which obligation shall be enforceable by the Company: (a) to sell such Drag-Along Person's Units and to participate in the transaction (the "**Control Transfer**") contemplated by the Sale Proposal; (b) if the Drag-Along Person is a Member with a right to vote on the Control Transfer, to vote such Drag-Along Person's Units in favor of such Control Transfer at any meeting of Members called to vote on, or approve, such Control Transfer; and (c) otherwise to take all necessary action to cause the Company to consummate such Control Transfer. Any such Drag-Along Notice may be rescinded, prior to the closing of the proposed sale, by a Majority Vote of all Members and the delivery of written notice of such rescission to all Drag-Along Persons.

9.7.2 Limitations on Obligations of Drag-Along Unit Holders.

Any Transfer by a holder of Units pursuant to this Section 9.7 will be at the same price and on the same terms and conditions for all Unit Holders. In any Transfer by a holder of Units pursuant to this Section 9.7: (a) the indemnification obligations of each Drag-Along Person shall be several, and not joint, and shall not exceed the amount of the consideration received by such Drag-Along Person in such Transfer, (b) no Drag-Along Person shall be required to agree: (i) to make any representations, warranties, or covenants in connection with such Transfer except with respect to such Drag-Along Person and the Units owned by such Drag-Along Person; or (ii) to indemnify any Person or make any payment in connection with a purchase price adjustment relative to any representations, warranties, or covenants of, or pertaining to, the Company, except on a pro rata basis in proportion to the consideration received by each such Drag-Along Person in such Transfer.

9.8 General Provisions Applicable to Transfers.

9.8.1 PROHIBITION OF TRANSFERS IN VIOLATION OF SECURITIES LAWS.

NONE OF THE UNITS DESCRIBED IN THIS AGREEMENT HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS, INCLUDING, BUT NOT LIMITED TO, ANY STATE SECURITIES LAWS (THE "STATE LAWS") AND ARE RESTRICTED SECURITIES WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. ALL UNITS ISSUED PURSUANT TO THIS AGREEMENT HAVE BEEN ISSUED IN RELIANCE ON AN EXEMPTION FROM THE REQUIREMENTS OF THE SECURITIES ACT AND STATE LAWS. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN CONTAINED, NO TRANSFER OF THE UNITS, OR ANY INTEREST IN THEM, MAY BE MADE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT AND THE

APPLICABLE STATE LAWS, UNLESS, IN THE OPINION OF THE COMPANY'S LEGAL COUNSEL, THE TRANSFER FALLS WITHIN AN EXEMPTION TO SUCH REQUIREMENTS. IF, AFTER RECEIVING NOTICE OF A TRANSFER, THE MANAGER BELIEVES THERE IS A MATERIAL RISK THAT SUCH TRANSFER CANNOT BE MADE WITHOUT THE FILING OF A REGISTRATION STATEMENT, OR THE SATISFACTION OF OTHER REQUIREMENTS OF THE SECURITIES ACT, STATE LAWS AND/OR ANY OTHER APPLICABLE SECURITIES LAWS, THE MANAGER MAY OBTAIN AN OPINION FROM THE COMPANY'S LEGAL COUNSEL, AT THE EXPENSE OF THE TRANSFEROR, WHICH OPINION SHALL STATE WHETHER SUCH TRANSFER WILL, OR MAY, VIOLATE FEDERAL, STATE OR OTHER SECURITIES LAWS. IF SUCH OPINION CONCLUDES THAT SUCH TRANSFER WILL, OR MAY, VIOLATE SUCH LAWS, THE TRANSFEROR WILL BE PROHIBITED FROM PROCEEDING WITH SUCH TRANSFER, AND ANY SUCH TRANSFER, OR ATTEMPT TO MAKE SUCH TRANSFER, WILL BE DEEMED TO BE NULL AND VOID AND WILL HAVE NO FORCE OR EFFECT.

9.8.2 Transferee Not a Member Unless Admitted by Manager.

Unless otherwise expressly provided herein, a Transferee of a Unit shall not, by becoming such Transferee, also become a Member of the Company, and shall only be entitled to receive the Distributions, and to share in the allocations of Profits and Losses, to which the Transferor would have been entitled with respect to the Transferred Units, and shall not be entitled to any other Membership Rights, unless such Transferee is admitted as a Member by the Manager in its sole discretion. Additional Members shall be deemed to have become Additional Members on the first day of the first calendar month following the calendar month in which all conditions to their admission as Additional Members have been satisfied. Each Transferee of a Unit, whether or not such Transferee becomes an Additional Member, and each Person acquiring a Unit directly from the Company, shall be bound by all the terms and conditions of this Agreement.

9.8.3 Transfer Documents.

No Transfer shall be effective, and no Transferee of a Unit shall become an Additional Member until the Transferor and the Transferee execute all necessary certificates or other documents and perform all acts reasonably required: (a) to cause such Transfer to comply with the laws of the State of Wisconsin and any other states in which the Company is then conducting business; (b) to cause such Transfer to comply with the rules and regulations of any regulatory body or commission having jurisdiction over the Company; and/or (c) to preserve the status of the Company as a limited liability company after the completion of the Transfer.

9.8.4 Transfer Expenses.

Any Unit Holder seeking to Transfer a Unit shall pay all of the Company's legal and other expenses incurred in connection with obtaining any legal opinions or other legal advice reasonably deemed necessary or appropriate by the Company in connection with the Transfer of such Unit.

ARTICLE X - DISSOLUTION

10.1 Events Causing Dissolution.

The Company shall be dissolved only upon the occurrence of any one of the following events:

(a)   A Majority Vote of all Members, to dissolve the Company;

(b)   The happening of any event that makes it unlawful for the Company's business to be conducted;

(c)   The entry of a decree of dissolution under Section 183.0902 of the Act; or

(d)   The sale or other disposition by the Company of all or substantially all of its assets.

No other event, whether or not described in Section 183.0901 of the Act, will cause the Company to be dissolved.

10.2 Winding Up of the Company.

Upon the dissolution of the Company, the Manager: (a) shall promptly execute and file Articles of Dissolution of the Company in accordance with the provisions of the Act; (b) may, at the option of Manager, which option may be exercised in Manager's sole discretion, send written notice of the dissolution to known claimants of the Company pursuant to Section 183.0907 of the Wisconsin Statutes; (c) may, at the option of the Manager, which option may be exercised in Manager's sole discretion, publish the notice of dissolution described in Section 183.0908 of the Wisconsin Statutes; and (d) shall wind up the affairs of the Company and sell, or otherwise dispose of, all Company property for cash. The Manager shall have full right and unlimited discretion to determine the time, manner, and terms of any sale or sales of Company property pursuant to such liquidation, giving due regard to the activities and condition of the relevant market and general financial and economic conditions. The Unit Holders shall continue to share Profits and Losses following the dissolution and before liquidation in the same manner as before the dissolution.

10.3 Distribution of Proceeds.

Following the winding up of the Company, and subject to the right of the Manager to set up such reserves as the Manager may deem reasonably necessary for any known, contingent, or unforeseen expenses, liabilities, or obligations of the Company, the cash and other assets of the Company shall be applied first to the payment of all debts and liabilities of the Company, including Unit Holder loans, which for such purpose shall be treated the same as all other Company liabilities, and all expenses of liquidation, and the remainder shall be distributed to the Unit Holders in accordance with Section 4.3, provided that the Distribution to the Unit Holders under this Section 10.3 is in accordance with the positive balances in the Unit Holders' Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year during which such liquidation occurs, as required by Regulation Section 1.704-1(b), with such adjustments to be made within the time specified by such Section 1.704-1(b), by the end of such taxable year (or, if later, within 90 days after the date of liquidation); and further provided that, notwithstanding anything to the contrary herein contained, Galt shall have the right to receive all of the Company's interest in the following items as part of his distributive share, which items, in the aggregate, shall be valued for this purpose at $1.00: (a) the name of the Company; (b) all telephone numbers, web addresses, Twitter handles and other social media names and identifiers used (currently or in the past) by the Company and/or its employees for Company purposes; (c) the Company's principal place of business, equipment, advertising and letterhead; and (d) the intellectual property and goodwill of the Company. Any funds constituting reserves shall be paid, to the extent remaining after a reasonable passage of time, in accordance with the provisions of this Section 10.3.

10.4 Payment of Capital Account Deficits.

If, following the dissolution and liquidation of the Company, the Company's assets remaining after payment and discharge of the liabilities, obligations, and expenses of the Company, including any liabilities to any one or more of the Unit Holders, are insufficient to return any amount to a Unit Holder, such Unit Holder shall have no recourse, or further right or claim, against the Manager or any other Unit Holder by reason of such insufficiency. No Unit Holder shall be obligated to eliminate any deficit balance in such Unit Holder's Capital Account.

10.5 Final Report.

Within one hundred twenty (120) days following the completion of the liquidation of the Company, the Manager shall provide to each of the Unit Holders a statement that shall set forth the assets and the liabilities of the Company as of the date of complete liquidation and the amounts, if any, distributed to the Unit Holders pursuant to Section 10.3.

10.6 Termination of the Company.

Upon the completion of the liquidation of the Company and the Distribution of all Company funds, the Company shall terminate, and the Manager shall promptly execute and file any and all documents required to effectuate the dissolution and termination of the Company.

ARTICLE XI - FINANCIAL MATTERS

11.1 Bank Accounts.

The Manager may, from time to time, open accounts at banks or other financial institutions in the name of the Company, and one or more Managers shall be the sole signatories on each such account.

11.2 Books and Records.

The Manager shall keep, at the Company's principal place of business, the records required by Section 183.0405(1) of the Act. Upon reasonable advance notice, a Member may, at the Member's expense, inspect and copy, during ordinary business hours, any record required to be kept pursuant to the preceding sentence, but shall not have a right to inspect and copy any other records of the Company. The Manager shall provide, to the extent the circumstances are just and reasonable, true and full information of all things affecting the Members to any Member, or to a legal representative of any Member, upon the reasonable request of such Member or such legal representative.

11.3 Annual Accounting Period.

The annual accounting period of the Company shall be the calendar year.

11.4 Method of Accounting.

Unless otherwise required by the Code, or unless the Manager, at its sole discretion, elects a different method, the method of accounting shall be the cash method for both tax and financial reporting purposes.

11.5 Tax Matters Member.

The initial tax matters member (within the meaning of Section 6231 of the Code) shall be Eric J. Swick. If Eric J. Swick ceases to be a Member, the tax matters member shall be determined as provided in the applicable provisions of the Code and Regulations.

11.6 Tax Elections.

The Manager, in the Manager's sole and absolute discretion, shall make all elections permitted to be made by the Company under federal or state income, franchise or other tax laws, including without limitation the elections referred to in Sections 734, 743, and 754 of the Code, and each of the Unit Holders, upon request, shall supply to the Company such information as may be necessary to give proper effect to any such election.

11.7 Title to Company Property.

All real and personal property acquired by the Company shall be acquired and held by the Company in its own name.

ARTICLE XII - MISCELLANEOUS

12.1   Notices.

Each notice, demand or other communication given or made pursuant to this Agreement shall be in writing and shall be: (a) personally delivered; (b) sent by certified mail, return receipt requested, postage prepaid; (c) sent by overnight delivery service, charges prepaid; or (d) sent by email, but, only if the email communication is confirmed by sending a copy of the email to the other party by mail or overnight delivery service as provided in (b) or (c) within twenty-four (24) hours. Each such notice, demand, or other communication that is not personally delivered shall be addressed: (i) in the case of the Company, to its principal place of business, and, in the case of an email notice, to ericjswick@gmail.com; and (ii) in the case of a Unit Holder, to the Unit Holder's mailing address and, if applicable, email address, as shown on the books of the Company. Each notice, demand, or other communication sent under this Section shall be deemed to have been given: (A) when personally delivered or sent by email; (B) one (1) business day after deposit with an overnight delivery service, if deposited with such service on a business day; (C) two (2) business days after deposit with an overnight delivery service, if not deposited with such service on a business day, or (D) on the fifth (5th) day following the date sent by certified mail.

12.2 Waiver of Partition.

Each Unit Holder hereby agrees that neither such Unit Holder, nor any successor in interest to such Unit Holder, shall have the right, during the term of this Agreement, to have any real estate owned by the Company partitioned, or to file a complaint, or to institute any proceeding at law or in equity to have such real estate partitioned, and each Unit Holder on behalf of the Unit Holder and the Unit Holder's heirs, legal representatives, successors and permitted assigns, hereby waives any such right.

12.3 Choice of Law.

This Agreement shall be construed in accordance with the internal laws of the State of Wisconsin, without application of its conflicts of law principles.

12.4 Severability.

If any provision of this Agreement is unenforceable, now or in the future, under the laws of Wisconsin or any other applicable law, this shall not affect the enforceability of the remaining provisions of this Agreement, and this Agreement shall be deemed to be modified and amended so as to be in compliance with applicable law.

12.5 Captions.

The captions in this Agreement are inserted only as a matter of convenience and in no way affect the terms or intent of any provisions of this Agreement.

12.6 Counterparts.

This Agreement may be executed in counterparts. Each such counterpart shall be considered an original, and all of such counterparts shall constitute a single agreement binding the parties as if they had signed a single document.

12.7 Binding Effect.

Except as may be specifically provided to the contrary elsewhere in this Agreement, its terms and provisions shall be binding upon, and shall inure to the benefit of, the Unit Holders and their respective spouses, heirs, legal representatives, successors and permitted assigns.

12.8 Entire Agreement.

This Agreement constitutes the entire agreement between the Unit Holders and the Company regarding its subject matter and supersedes all prior agreements, statements, understandings, and representations of the Unit Holders relating to such subject matter.

12.9 Rights of Creditors.

The provisions of this Agreement are not intended to be for the benefit of any Person (other than a Unit Holder or a Manager) to whom any debts, liabilities, or obligations are owed by, or who otherwise has a claim against, the Company and/or a Unit Holder, and no such Person shall have any rights under such provisions, or shall, by reason of such provisions, make any claim against the Company or any Unit Holder.

12.10 Amendments.

Except as otherwise expressly provided herein, this Agreement may only be amended by a written amendment signed by Unit Holders who, in the aggregate, own at least fifty-one percent (51%) of the Units of the Company. Promptly after execution of an amendment, a copy of the fully executed amendment shall be sent by the Manager to all Unit Holders who were Members on the date of execution of such Amendment.

12.11 Rules of Construction.

Whenever in this Agreement the context so suggests, references to the masculine shall be deemed to include the feminine and the neuter, references to the singular shall be deemed to include the plural, and references to "or" shall be deemed to be disjunctive but not necessarily exclusive. References to Sections in this Agreement include all subsections that are subsidiary to such Section.

12.12 Incorporation of Recitals and Exhibits.

The recitals set forth in Paragraphs A-C of this Agreement, and Exhibits A, B and C attached hereto are, by this reference, incorporated into this Agreement.

[The balance of this page has been intentionally left blank. Signature page follows.]

SPOUSAL CONSENT AND ACKNOWLEDGMENT

I, the **spouse of Jeremy Vossman**, acknowledge and agree that: (a) I have read the foregoing Operating Agreement of Genlines.com, LLC (the "Company") dated May 8, 2015, and understand its provisions; (b) I am aware that this Agreement limits the transferability of all interests in the Company, including, but not limited to, any interest in the Company owned by my spouse, any interest in the Company that I (or my heirs, legatees or other transferees) may have, by operation of law, now or in the future, including, but not limited to, any interest I may have in the Company under the marital, community or other property laws of any state, including, but not limited to, the Wisconsin Marital Property Act, Chapter 766 of the Wisconsin Statutes, and any interest my heirs, legatees or other transferees may have in the Company; (c) I consent to the Agreement and agree to be bound by all of its provisions, including, but not limited to, all restrictions on the transferability of interests in the Company set forth therein; and (d) I direct the personal representative of my estate to comply promptly with all of the provisions of the Agreement, including, without limitation, Article 9 thereof.

Dated: 5/8/15 .

Print Name: Emily A Vossman

The undersigned parties have executed this Agreement as of the Effective Date.

THE COMPANY:

GENLINES.COM, LLC,
a Wisconsin limited liability company

By: _____
Eric J. Swick, Manager

GALT:

GALT HOLDINGS LLC

By: _____
Eric J. Swick, Manager

VOSSMAN:

_____
Jeremy Vossman

EXHIBIT A
ARTICLES



Sec. 183.0202
Wis. Stats.

State of Wisconsin
Department of Financial Institutions

ARTICLES OF ORGANIZATION - LIMITED LIABILITY COMPANY

Executed by the undersigned for the purpose of forming a Wisconsin Limited Liability Company under Chapter 183 of the Wisconsin Statutes:

Article 1. **Name of the limited liability company:**

Genlines.com, LLC

Article 2. **The limited liability company is organized under Ch. 183 of the Wisconsin Statutes.**

Article 3. **Name of the initial registered agent:**

GALT HOLDINGS LLC

Article 4. **Street address of the initial registered office:**

300 Wisconsin Avenue
Suite 200
Waukesha, WI 53186
United States of America

Article 5. **Management of the limited liability company shall be vested in:** A manager or managers

Article 6. **Name and complete address of each organizer:**

The Gauthier Law Group, LLC
126 North Jefferson Street
Suite 230
Milwaukee, WI 53202
United States of America

Other Information. **This document was drafted by:**

JANICE L. GAUTHIER, ESQ

Organizer Signature:

JANICE L. GAUTHIER, ESQ
(Signing on behalf of The Gauthier Law Group, LLC)

Date & Time of Receipt:

5/8/2015 12:51:24 PM

Order Number:

201505084297563

ARTICLES OF ORGANIZATION - Limited Liability Company(Ch. 183)

Filing Fee: $130.00
Total Fee: $130.00

ENDORSEMENT

State of

Wisconsin
Department of Financial Institutions

EFFECTIVE DATE
5/8/2015

FILED

5/8/2015

Entity ID Number
G052150

EXHIBIT B

DEFINED TERMS

When used in this Agreement, the following terms shall have the meanings given to them in this Exhibit B.

"**Acceptance Notice**" means a written notice sent by a Member or by the Company to the Offeror, all other Members and the Company (if the Company is not the Person accepting the Offer) that, upon its receipt, shall constitute an irrevocable acceptance of an Offer, except as otherwise provided in Section 9.3.

"**Additional Member**" means a Person who becomes a Member: (a) by acquiring one or more Units from the Company in accordance with the provisions of this Agreement; or (b) by acquiring one or more Units from an existing Member and being admitted as a Member pursuant to the provisions of Article IX of this Agreement.

"**Adjusted Capital Account Deficit**" means, with respect to any Unit Holder, the deficit balance, if any, in the Unit Holder's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(a) The credit to such Capital Account of any amounts that the Unit Holder is obligated to restore under this Agreement or is deemed obligated to restore pursuant to Regulation Sections 1.704-2(g)(1) and (i)(5); and

(b) The debit to such Capital Account of the amounts described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently with that Regulation.

"**Affiliate**" means, when used herein with respect to a legal entity, any Person who directly or indirectly controls, is controlled by or is under common control with such entity; any Person who is a director, officer or manager of, member in, or trustee of, or who serves in a similar capacity with respect to, such entity; or any Person who directly or indirectly is the beneficial owner of 10% or more of any securities of such entity. When the term "Affiliate" is used with respect to an individual, it means any current or former spouse of such individual and any other Person related to such individual by blood, marriage or adoption (each, a "**Family Member**"), and any entity: (i) controlled by such individual, by a Family Member of such individual or by the individual and his or her Family Members; or (ii) for which such individual, or a Family Member of such individual, serves as an officer, director, general partner, manager, trustee, or in a similar capacity. Control means the ownership of, or right to vote, more than 50% of the voting stock or other interests of an entity, or the legal or contractual right to elect a majority of an entity's Board of Directors, managers or other similar supervisory group, or the legal right to make decisions for a Person without the approval of any other Person.

"**Appraisal**" means a determination of the Fair Market Value of Unit(s) made in accordance with the following procedures: The determination shall be made by a Qualified Appraiser. Promptly after the date on which an event occurs that requires an Appraisal to be obtained, the parties shall attempt to agree on a Qualified Appraiser. If they cannot agree, then either party may, by written notice, designate a Qualified Appraiser. Within ten (10) business days following such notice, the other party shall, by written notice, designate another Qualified Appraiser. If such other party fails to designate a Qualified Appraiser within such ten (10) day period, the Qualified Appraiser selected by the other party shall designate a second Qualified Appraiser. The two Qualified Appraisers so designated shall, within ten (10) days after the appointment of the second Qualified Appraiser, appoint a third Qualified Appraiser, and as soon as possible, the third Qualified Appraiser shall make a determination of the Fair Market Value of the Unit(s). In the course of such determination, such Qualified Appraiser shall have full access, during normal business hours, to all relevant books, records, and files (including federal and state income tax returns) of the Company. The fees and expenses of the Qualified Appraiser selected by a party shall be borne by such party, and the fees and expenses of the Qualified Appraiser jointly selected by the parties shall be borne equally by such parties.

"**Appraised Value per Unit**" means the Fair Market Value of a Unit, as determined by an Appraisal.

"**Bankruptcy Code**" means Title 11, United States Code, as it may be amended, from time to time.

"**Buyer(s)**" means: (a) in the case of an Offer pursuant to Section 9.3, the Option Buyer(s); (b) in the case of a proposed Transfer pursuant to Section 9.4, the Person(s) who give Exercise Notices; and (c) in the case of a repurchase of Units pursuant to Section 9.5, the Company.

"**Capital Account**" means the account maintained by the Company for each Unit Holder in accordance with the provisions of Section 3.4 hereof.

"**Capital Contribution**" means the total amount of cash and the Fair Market Value of any real estate, services or other tangible or intangible property contributed to the Company by a Unit Holder, net of liabilities assumed by the Company, or to which the assets are subject.

"**Capital Proceeds**" means the gross receipts received by the Company from a Capital Transaction.

"**Capital Transaction**" means any transaction not in the ordinary course of business that results in the Company's receipt of cash or other consideration, other than Capital Contributions, including, without limitation, proceeds of sales or exchanges or other dispositions of property not in the ordinary course of business, financings, refinancings, condemnations, damage awards and insurance proceeds.

"**Carrying Value**" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Carrying Value of any asset contributed (or deemed contributed) to the Company shall be such asset's Fair Market Value (without reduction for associated liabilities) at the time of such contribution;

(b)   If the Company elects to adjust the Capital Account balances of the Unit Holders to reflect the Fair Market Value of the Company's assets at a given time in accordance with Regulation Section 1.704-1(b)(2)(iv)(f), the Carrying Values of all Company assets shall be adjusted to equal their respective Fair Market Values (without taking into account associated liabilities) at such time; and

(c)   The Carrying Value of an asset that has been determined pursuant to paragraph (a) or (b) shall thereafter be adjusted as would the asset's adjusted basis for federal income tax purposes except that Depreciation and similar deductions shall be computed as provided for in this Agreement.

"**Cash from Operations**" means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any noncash charges, but less cash funds used to pay current operating expenses and less cash funds used to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements, as determined by the Manager, in its sole discretion. Cash from Operations shall not include Capital Proceeds or Capital Contributions but shall be increased by the reduction of any reserve previously established.

"**Cause**" shall mean any of the following actions by an employee or consultant:

(a)   Willful misconduct, breach of fiduciary duty involving personal profit, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses), or habitual use of drugs or alcohol, that in the good faith determination of the Manager, materially impairs the ability of an employee or consultant to perform his or her duties;

(b)   Rendering any assistance to any Person in that Person's competitive efforts against the Company;

(c)   Use of the Company's proprietary information or customer list for the employee's or consultant's own benefit or in a way that is adverse to the Company's interests; or

(d)   A material default in the performance of the obligations of the employee or consultant under any agreement with the Company, if such default continues after any notice required by such agreement and beyond any grace period provided in such agreement.

"**Code**" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"**Company Minimum Gain**" means the amount of gain (of whatever character), if any, determined by, and computed in accordance with, the principles set forth in Regulation Section 1.7042(d), with respect to each nonrecourse liability of the Company, that would be realized by the Company if it disposed of (in a taxable transaction) the property subject to such liability in full satisfaction of the liability (and for no other consideration) and then by aggregating the amounts so computed.

"**Depreciation**" means, for each fiscal year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Carrying Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Carrying Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the Manager.

"**Distribution**" means a direct or indirect transfer, by the Company, of money or property, other than a Unit, to or for the benefit of a Unit Holder.

"**Event of Dissociation**" means any event described in Section 183.0802 of the Act.

"**Exercise Notice**" means a notice from a Member or the Company, as applicable, that, upon its receipt shall constitute the exercise of the right of first refusal described in Section 9.4 with respect to the Units described in the relevant Proposed Transfer Notice, or, if permitted or required by Section 9.4, such lesser portion of such Units as may be described in the Exercise Notice.

"**Fair Market Value**" means the price at which parties dealing at arm's length would agree to purchase or sell the item for which the "Fair Market Value" is being determined.

"**Interest Rate**" means a fixed annual rate equal to the prime rate, corporate base rate, or other reference rate of interest representing the prevailing prime rate charged by financial institutions as reported on the date of Closing by The Wall Street Journal, or, if The Wall Street Journal shall no longer be published, such other nationally-recognized financial newspaper or journal as the parties shall select.

"**Involuntary Transfer Event**" means any of the following events that occurs with respect to a Unit Holder: (a) a Marital Event that causes a Transfer; (b) any event described in Section 183.0802(c)-(k) of the Act; (c) a foreclosure of a security interest in a Unit; (d) a seizure of a Unit under levy of attachment or execution; (e) a Transfer pursuant to any statute pertaining to escheat, abandoned property or forfeiture; or (f) any other event that causes a Unit Holder to be deprived, involuntarily, of the ownership of all, or part, of the Units owned by such Unit Holder. Notwithstanding anything to the contrary contained in the preceding sentence, an "Involuntary Transfer Event" shall not include any Transfer of a Unit Holder's Units that results from any Person's exercise of the option rights described in Section 9.3, the rights of first refusal described in Section 9.4 or the right of repurchase described in Section 9.5.

"**Involuntary Transfer Notice**" shall mean a written notice including the following information: (a) a description of the Involuntary Transfer Event that has occurred; (b) the date on which such event occurred; (c) the reason or reasons that Units were Transferred, as the result of the Involuntary Transfer Event; (d) the name, address and capacity of the Transferee; and (e) the Units that were Transferred.

"**Losses**" means, for each taxable year of the Company (or other period for which Losses must be computed) the Company's taxable losses determined in accordance with Code Section 703(a), including separately stated items.

"**Majority Vote**" means the affirmative vote, approval, or consent, as the case may be, of the Members owning more than 51% of the total number of Units held by Members entitled to vote on, approve, or consent to a particular matter, decision or action.

"**Manager**" means the person or persons from time to time designated as manager(s) of the Company pursuant to Article V.

"**Marital Event**" means, with respect to any Unit Holder who is a natural Person, the termination of that Unit Holder's marriage by divorce, legal separation or the death of the spouse of that Unit Holder, or the reclassification of the ownership of all, or any portion of, the Units owned by that Unit Holder by reason of an action commenced under any community property or marital property law, as a result of which event all, or any portion of, such Unit Holder's Units are Transferred to the Unit Holder's spouse, to the estate of the Unit Holder's spouse or to heirs, other than the Unit Holder, of the Unit Holder's spouse.

"**Member**" means Galt, Vossman (provided that the conditions to issuance of Units to Vossman that are set forth in the Vossman Issuance Agreement are satisfied) and any other Person who is admitted as an Additional Member of the Company.

"**Membership Rights**" means all of the rights of a Member in the Company as provided in this Agreement and the Act, including without limitation a Member's: (a) right, if any, to inspect the Company's books and records; and (b) right, if any, to participate in the management of, and vote on matters coming before, the Company.

"**Percentage Interest**" means, with respect to any Unit Holder(s), that percentage of all issued and outstanding Units in the Company that are owned by such Unit Holder(s) calculated by taking the total number of Units owned by such Unit Holder(s), dividing that total by the total number of Units issued and outstanding, and then multiplying that quotient by 100 to convert such quotient to a percentage.

"**Person**" means a natural person, corporation, trust, estate, partnership, limited liability company, governmental entity (or agency, branch, or department thereof), or other legal entity.

"**Profits**" means, for each taxable year of the Company (or other period for which Profits must be computed) the Company's taxable income determined in accordance with Code Section 703(a), including separately stated items.

"**Prohibited Act**" means one or more of the actions described in Section 183.0402(1) of the

Act. "**Proposed Transferee**" means the Transferee identified in a Proposed Transfer Notice.

"**Proposed Transfer Notice**" means a notice from a Unit Holder that: (i) states that the Unit Holder intends to Transfer one or more Units; (ii) specifies the number of Units that the Unit Holder proposes to Transfer; (iii) specifies the nature of the proposed Transfer; (iv) specifies the Proposed Transferee; and (v) specifies the Transfer Price.

"**Qualified Appraiser**" means any appraiser who: (a) is not an Affiliate of the Company or other party to the transaction for which an Appraisal is obtained; (b) is of recognized standing; and (c) has not less than five (5) years' experience valuing the type of asset that the Qualified Appraiser will be asked to appraise, or, if the Qualified Appraiser will be asked to value the Company or any of its Units, not less than five (5) years' experience valuing startup companies and profits interests in limited liability companies.

"**Regulations**" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code, and the term "**Regulation**" refers to one of these Regulations.

"**Seller**" means: (a) in the case of an Offer pursuant to Section 9.3, the Offeror; (b) in the case of a proposed Transfer pursuant to Section 9.4, the Unit Holder who intends to Transfer such Person's Units and sends a Proposed Transfer Notice; and (c) in the case of a Repurchase pursuant to Section 9.5, the Terminated Person.

"**Transfer**" means any sale, pledge, gift, transfer, assignment, or other disposition of a Unit, including, without limitation, a transfer by operation of law, pledge, or the granting of any security interest, lien, or other encumbrance in or against a Unit, and whether or not the Transferee of such Unit becomes an Additional Member. Notwithstanding anything to the contrary contained in the preceding sentence, a Transfer does not include the acquisition, by a Unit Holder's spouse, of a marital or community property interest in a Unit held by such Unit Holder, so long as such Unit Holder retains the right to receive Distributions and to vote and otherwise participate in the management of the Company with respect to such Unit, to the extent provided in the Agreement and the Act.

"**Transferee**" means any Person who acquires a Unit from a Unit Holder pursuant to a Transfer, whether or not such Person becomes an Additional Member.

"**Transferor**" means any Unit Holder who Transfers a Unit to another Person, whether or not such Person becomes an Additional Member.

"**Transfer Price**" means the form and amount of consideration per Unit to be received by the Seller for a Transfer, as set forth in a Proposed Transfer Notice.

"**Transferred**" means, with respect to a Unit, that such Unit has been the subject of a Transfer.

"**Unit**" shall mean a unit of ownership in the Company.

"**Unit Holder**" means any Person who owns a Unit, whether that Person is a Member or an unadmitted assignee of a Member.

"**Unit Holder Minimum Gain**" means Unit Holder nonrecourse debt minimum gain, as determined in accordance with Regulation Section 1.704-2(i).

"**Unit Holder Nonrecourse Debt**" means Unit Holder nonrecourse debt, as determined in accordance with Regulation Section 1.704-2(b)(4).

"**Unit Holder Nonrecourse Deductions**" means Unit Holder nonrecourse deductions, as determined in accordance with Regulation Section 1.704-2(i)(2).

"**Unvested Units**" means all Units that are not Vested Units.

"**Vested Units**" mean all Units issued pursuant to Subsection 3.1.1 hereof, all Units that are defined as "Vested Units" in the Issuance Agreement pursuant to which such Units were issued and any other Units that are issued pursuant to this Agreement that are 100% vested upon issuance.

"**Vossman Consulting Agreement**" shall mean that certain Consulting Agreement by and between the Company and Jeremy Vossman dated _____, 2015.

"**Vossman Issuance Agreement**" shall mean that certain Issuance Agreement by and between the Company and Jeremy Vossman dated _____, 2015.

EXHIBIT C

SUMMARY OF CAPITAL CONTRIBUTIONS, UNITS

AND PERCENTAGE INTERESTS AS OF JUNE 5, 2015.

NAME	CAPITAL CONTRIBUTIONS	UNITS	PERCENTAGE INTEREST
Galt Holdings, LLC	Cash: $1,000.00	4,250,000 Units	85%
Jeremy Vossman	Cash: $176	750,000 Units	15%
TOTAL:		5,000,000 Units	100%